                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------
                                  SCHEDULE 13D

                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 13)

                             RF Micro Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

                         (Continued on following pages)



                               (Page 1 of 8 Pages)

                                       13D

CUSIP NO. 749941 10 0

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          TRW Inc. ("TRW"), I.D. #34-0575430
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                           ---
                                                                       (b)
                                                                           ---
   3      SEC USE ONLY
   4      SOURCE OF FUNDS
          WC, OO
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           ---
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio

     NUMBER OF       7     SOLE VOTING POWER              11,923,448
       SHARES                                          ----------------------
    BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY                                          ----------------------
       EACH          9     SOLE DISPOSITIVE POWER          9,923,448
     REPORTING                                         ----------------------
    PERSON WITH     10    SHARED DISPOSITIVE POWER         2,000,000*
                                                       ----------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,923,448
          ----------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                         ----------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.9 percent

   14     TYPE OF REPORTING PERSON
          CO

*These shares are the subject of a series of agreements between TRW Inc. and Goldman, Sachs & Co. pursuant to which TRW has pledged 2,000,000 shares as collateral to secure its obligations under the agreements. The agreements are described at Item 6 of this Amendment No. 13 to Schedule 13D.

                               (Page 2 of 8 Pages)

                                  SCHEDULE 13D

This Amendment No. 13 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on
Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999, Amendment No. 11 on Schedule 13D filed on January 4, 2000 and Amendment No. 12 on Schedule 13D filed on January 25, 2000 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect (i) TRW's sale, in the aggregate, of 532,500 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between January 25, 2000 and February 4, 2000, in accordance with Rule 144 under the Securities Act of 1933, as amended, and (ii) the execution of a series of agreements on February 10, 2000, to sell up to 2,000,000 shares of Common Stock to Goldman, Sachs & Co. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

(a) TRW beneficially owns 11,923,448 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 14.9 percent of the 79,809,699 shares of Common Stock outstanding as of February 1, 2000. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

(b) TRW has sole voting power with respect to 11,923,448 shares. TRW has sole dispositive power with respect to 9,923,448 shares. The remaining 2,000,000 shares beneficially owned by TRW have been pledged as collateral to secure TRW's obligations under a series of agreements between TRW and Goldman, Sachs & Co. ("GS&Co."). See Item 6 of this Schedule 13D for a description of these agreements.

(c) On January 25, 2000, TRW sold 32,500 shares of Common Stock of RFMD in four different trades as follows:

--------------------------------------------------------------------------------
NUMBER OF SHARES                       PRICE PER SHARE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  10,000                                 $91.00
--------------------------------------------------------------------------------
  10,000                                  91.00
--------------------------------------------------------------------------------
  10,000                                  91.00
--------------------------------------------------------------------------------
   2,500                                  91.00
--------------------------------------------------------------------------------
The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

                               (Page 3 of 8 Pages)

On February 1, 2000, TRW sold an additional 105,000 shares of Common Stock of RFMD in eleven different trades as follows:

--------------------------------------------------------------------------------
NUMBER OF SHARES                   PRICE PER SHARE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15,000                             $80.0000
--------------------------------------------------------------------------------
10,000                              80.0000
--------------------------------------------------------------------------------
10,000                              80.1250
--------------------------------------------------------------------------------
 7,500                              80.0000
--------------------------------------------------------------------------------
12,500                              80.0000
--------------------------------------------------------------------------------
10,000                              80.1250
--------------------------------------------------------------------------------
 5,000                              80.2500
--------------------------------------------------------------------------------
15,000                              80.2500
--------------------------------------------------------------------------------
 7,500                              80.5000
--------------------------------------------------------------------------------
 7,500                              80.7500
--------------------------------------------------------------------------------
 5,000                              81.0000
--------------------------------------------------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

On February 2, 2000, TRW sold an additional 127,500 shares of Common Stock of RFMD in fifteen different trades as follows:

--------------------------------------------------------------------------------
NUMBER OF SHARES                   PRICE PER SHARE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15,000                             $81.0000
--------------------------------------------------------------------------------
10,000                              81.2500
--------------------------------------------------------------------------------
10,000                              81.5000
--------------------------------------------------------------------------------
 7,500                              81.7500
--------------------------------------------------------------------------------
 7,500                              82.0000
--------------------------------------------------------------------------------
 5,000                              85.5000
--------------------------------------------------------------------------------
 2,500                              85.0000
--------------------------------------------------------------------------------
12,500                              85.0000
--------------------------------------------------------------------------------
10,000                              85.0000
--------------------------------------------------------------------------------
 5,000                              85.0000
--------------------------------------------------------------------------------
 7,500                              85.3750
--------------------------------------------------------------------------------
 7,500                              85.8750
--------------------------------------------------------------------------------
 2,500                              86.3750
--------------------------------------------------------------------------------
 5,000                              86.2500
--------------------------------------------------------------------------------
20,000                              86.2500
--------------------------------------------------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

                               (Page 4 of 8 Pages)

On February 3, 2000, TRW sold an additional 250,000 shares of Common Stock of RFMD in twenty-two different trades as follows:

--------------------------------------------------------------------------------
NUMBER OF SHARES                       PRICE PER SHARE
--------------------------------------------------------------------------------
10,000                                  $88.7500
--------------------------------------------------------------------------------
15,000                                   88.7500
--------------------------------------------------------------------------------
15,000                                   88.7500
--------------------------------------------------------------------------------
10,000                                   89.1250
--------------------------------------------------------------------------------
10,000                                   89.7500
--------------------------------------------------------------------------------
15,000                                   89.8750
--------------------------------------------------------------------------------
15,000                                   89.5000
--------------------------------------------------------------------------------
10,000                                   89.3750
--------------------------------------------------------------------------------
20,000                                   89.5000
--------------------------------------------------------------------------------
15,000                                   89.6875
--------------------------------------------------------------------------------
15,000                                   89.6250
--------------------------------------------------------------------------------
10,000                                   89.8750
--------------------------------------------------------------------------------
10,000                                   89.9375
--------------------------------------------------------------------------------
15,000                                   90.1250
--------------------------------------------------------------------------------
15,000                                   90.6250
--------------------------------------------------------------------------------
15,000                                   93.0000
--------------------------------------------------------------------------------
 2,500                                   92.5000
--------------------------------------------------------------------------------
 2,500                                   92.2500
--------------------------------------------------------------------------------
 2,500                                   92.0000
--------------------------------------------------------------------------------
10,000                                   92.0000
--------------------------------------------------------------------------------
 5,000                                   92.2500
--------------------------------------------------------------------------------
12,500                                   92.0000
--------------------------------------------------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

On February 4, 2000, TRW sold an additional 17,500 shares of Common Stock of RFMD in three different trades as follows:

--------------------------------------------------------------------------------
NUMBER OF SHARES                       PRICE PER SHARE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     2,500                              $95.0000
--------------------------------------------------------------------------------
    10,000                               95.0000
--------------------------------------------------------------------------------
     5,000                               95.2500
--------------------------------------------------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its Directors and executive officers since the filing of Amendment No. 12 to this Schedule 13D on January 25, 2000.

(d) With respect to the 2,000,000 shares of Common Stock that are pledged to GS&Co. as described in Item 6 of this Schedule 13D, upon any default by TRW, GS&Co. would have all of the rights with respect to the 2,000,000 pledged shares of Common Stock of a secured party


                               (Page 5 of 8 Pages)
under the New York Uniform Commercial Code, including the right to receive dividends on the pledged shares and to sell or otherwise dispose of the shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

Item 6 is amended by adding the following at the conclusion thereof:

On February 10, 2000, TRW and GS&Co. entered into three agreements (the "Agreements"), pursuant to which TRW will sell, in the aggregate, up to 2,000,000 shares of Common Stock of RFMD to GS&Co. The precise maximum number of shares to be sold will be determined by the number of shares that GS&Co. is able to sell between February 10, 2000, and the 20th trading day thereafter (the "Last Sale Date"). Upon the earlier of the sale of 2,000,000 shares or the Last Sale Date, GS&Co. will notify TRW of the average price per share at which GS&Co. effected such sales (the "Agency Execution Price"). On the third business day after the Last Sale Date, GS&Co. will deliver to TRW:

(a) in respect of the first contract (pursuant to which TRW will sell a maximum amount of 666,667 shares of Common Stock), 80.48 percent of the Agency Execution Price times the number of shares to be sold by TRW to GS&Co.;

(b) in respect of the second contract (pursuant to which TRW will sell a maximum amount of 666,667 shares of Common Stock), 77.56 percent of the Agency Execution Price times the number of shares to be sold by TRW to GS&Co.; and

(c) in respect of the third contract (pursuant to which TRW will sell a maximum amount of 666,666 shares of Common Stock), 74.72 percent of the Agency Execution Price times the number of shares to be sold by TRW to GS&Co.;

in each case, as payment in full for all such shares to be sold by TRW to GS&Co.

The termination date of each contract is as follows:

(a)  the first contract will terminate on February 10, 2003;

(b)  the second contract will terminate on August 11, 2003; and

(c)  the third contract will terminate on February 10, 2004.

On the third business day following the termination date of each contract, respectively, TRW will deliver to GS&Co. a number of shares to be determined based on the following formula:

(i) if the arithmetic mean of the closing prices of the RFMD shares on the Nasdaq National Market System on each of the five trading days commencing on and including (u) in the case of the first contract, February 4, 2003, (v) in the case of the second contract, August 5, 2003 and (w) in the case of the third contract, February 4, 2004, to and including the respective termination date of each contract (the "Final Price") is less than 100 percent of the Agency Execution Price (the "Floor Price"), the maximum number of shares covered by the applicable contract (with respect to each contract, the "Maximum Number");

                               (Page 6 of 8 Pages)

(ii) if the Final Price is less than or equal to (x) in the case of the first contract, 146.25 percent of the Agency Execution Price, (y) in the case of the second contract, 159.00 percent of the Agency Execution Price and (z) in the case of the third contract, 172.75 percent of the Agency Execution Price (with respect to each contract, the "Cap Price"), but greater than or equal to the Floor Price, a number of shares equal to:

         Floor Price/Final Price x the Maximum Number;

         or

(iii) if the Final Price is greater than the Cap Price, a number of shares equal to:

         Final Price - (Cap Price - Floor Price) x the Maximum Number.
         --------------------------------------
                          Final Price

The Agreements are each subject to adjustment or postponement in the event of certain market disruption events or other extraordinary events.

To secure its obligations under the Agreements, TRW has pledged to GS&Co. 2,000,000 shares of Common Stock of RFMD. If the precise number of shares sold by GS&Co. on or before the Last Sale Date is less than 2,000,000 shares in the aggregate, the number of shares that are the subject of this pledge will be reduced to equal such number of shares actually sold by GS&Co.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

Item 7 is amended by adding the following exhibits thereto:

Exhibit Number   Document

3.12 Letter Agreement dated February 10, 2000, between TRW Inc. and Goldman, Sachs & Co., regarding the sale of 666,667 shares of Common Stock of RFMD

3.13 Letter Agreement dated February 10, 2000, between TRW Inc. and Goldman, Sachs & Co., regarding the sale of 666,667 shares of Common Stock of RFMD

3.14 Letter Agreement dated February 10, 2000, between TRW Inc. and Goldman, Sachs & Co., regarding the sale of 666,666 shares of Common Stock of RFMD


                               (Page 7 of 8 Pages)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2000

                                  TRW INC.

                                  By:      /s/ Kathleen A. Weigand
                                           ---------------------------------
                                           Kathleen A. Weigand
                                           Vice President, Assistant General
                                           Counsel and Assistant Secretary
















                               (Page 8 of 8 Pages)

                                                                    Exhibit 3.12


                                                                            Ref:
Date:             February 10, 2000

To:               TRW Inc. ("Counterparty")

Attention:        Ronald P. Vargo, Vice President and Treasurer
                  Tel:  (216) 291-7500
                  Fax:  (216) 291-7831

From:             Goldman, Sachs & Co ("GS&Co.")
                  Tel:  (212) 902-1981
                  Fax:  (212) 428-1980

--------------------------------------------------------------------------------

Dear Sir/Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and GS&Co. on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA Definitions (as supplemented by the 1998 Supplement, the "Swap Definitions") and in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between this Confirmation and the Agreement (as defined below) or the Definitions, the terms of this Confirmation shall govern. For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction with an Exercise Date equal to the Valuation Date. For purposes of Section 4.4 of the Equity Definitions, the Settlement Date will be treated as if it were a Cash Settlement Payment Date. References to "Option Entitlement" in Section 9.3(b)(i)(A) of the Equity Definitions shall be deemed to be references to a "Number of Shares". References to an "option" in Section 9.7 of the Equity Definitions shall be deemed to be references to a "forward".

1. (a) If GS&Co. and Counterparty are parties to an executed 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Agreement"), this Confirmation supplements, forms part of, and is subject to, such executed Agreement. This Confirmation shall be read and construed as one with such Agreement and all other outstanding Confirmations between GS&Co. and Counterparty, so that all such Confirmations and such Agreement constitute a single agreement between GS&Co. and Counterparty.

         (b) If GS&Co. and Counterparty are not yet parties to a Agreement, this Confirmation (and each Confirmation in respect of each previous and subsequent Transaction between us) shall be deemed to supplement, form a part of, and be subject to (a) a single, standard form Agreement, as if such an agreement had been executed by and between GS&Co. and Counterparty without elections, changes or modifications thereto (other than as made herein), governed by and construed in accordance with the law of the State of New York, without reference to choice of law doctrine, and (b) upon due execution by GS&Co. and Counterparty, and notwithstanding clause (a) above, the Agreement that sets forth the general terms and conditions applicable to Transactions between GS&Co. and Counterparty. In addition, if the Agreement has not been executed by GS&Co. and Counterparty, this Confirmation will itself evidence a complete and binding agreement between GS&Co. and Counterparty as to the terms of this Transaction. This Confirmation, all other Confirmations between GS&Co. and Counterparty, and the applicable Agreement shall constitute a single agreement between GS&Co. and Counterparty. All provisions contained or incorporated by reference in the Agreement between GS&Co. and Counterparty shall govern this Transaction except as expressly modified below.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:

         Trade Date:                        February 10, 2000

         Termination Date:                  February 10, 2003 (or if not an
                                            Exchange Business Day, the next
                                            succeeding Exchange Business Day).

         Seller:                            Counterparty

         Buyer:                             GS&Co.

         Shares:                            The common stock of RF Micro
                                            Devices, Inc. (Symbol: RFMD)

         Issuer:                            RF Micro Devices, Inc.

         Number of Shares:                  666,667, subject to adjustment as
                                            provided in "Sale Period" below.

         Floor Price:                       100.00% of the Agency Execution
                                            Price.

         Cap Price:                         146.25% of the Agency Execution
                                            Price.

         Final Price:                       The arithmetic mean of the Relevant
                                            Prices of the Shares on each
                                            Averaging Date.

         Prepayment Amount:                 80.48% of the Agency Execution Price
                                            x the Number of Shares.

         Agency Execution Price:            The average price per share at which
                                            GS&Co. effects sales of Shares as
                                            described under "Sale Period" below.

         Prepayment Date:                   The third Currency Business Day
                                            following the Last Sale Date (as
                                            defined in "Sale Period" below).

         Prepayment:                        On the Prepayment Date, GS&Co. shall
                                            pay Counterparty the Prepayment
                                            Amount in immediately available
                                            funds as payment in full for the
                                            Number of Shares to Be Delivered.
                                            GS&Co. shall have no payment or
                                            delivery obligations pursuant to
                                            this Confirmation other than the
                                            payment of the Prepayment Amount on
                                            the Prepayment Date.

         Settlement Currency:               USD

         Exchange:                          NASDAQ

         Related Exchange:                  CBOE

SALE PERIOD:
------------

Between the Trade Date and the twentieth Exchange Business Day immediately following the Trade Date (the "Last Sale Date"), GS&Co. will make a good faith effort to sell the full Number of Shares. Upon the earlier of (i) the sale of the Number of Shares or (ii) the Last Sale Date, GS&Co. shall provide written notice to Counterparty of the Agency Execution Price resulting therefrom and the Prepayment Amount. GS&Co.'s calculations of the Agency Execution Price and the Prepayment Amount shall be conclusive absent manifest error. If GS&Co. does not sell the full Number of Shares by the close of the Exchange on the Last Sale Date, GS&Co. shall promptly give notice to Counterparty that the Number of Shares shall be reduced to such number as GS&Co. has sold pursuant to this paragraph.

VALUATION:
----------

         Valuation Time:                    At the close of trading in respect
                                            of regular trading hours on the
                                            Exchange, without regard to extended
                                            trading hours on the Exchange, if
                                            any.

         Valuation Date:                    The Termination Date

         Averaging Dates:                   Each of the five Exchange Business
                                            Days commencing on, and including,
                                            February 4, 2003 to and including
                                            the Valuation Date.

         Averaging Date Market
         Disruption:                        Modified Postponement

         SETTLEMENT TERMS:                  Settlement of this Transaction shall
         -----------------                  be Physical Settlement.

         Physical Settlement:               On the Settlement Date, Counterparty
                                            will deliver to GS&Co. the Number of
                                            Shares to be Delivered.

         Number of Shares
         to be Delivered:                   A number of Shares determined by the
                                            Calculation Agent on the Valuation
                                            Date based on the following formula:

                                            a)       if the Final Price is less
                                                     than the Floor Price, a
                                                     number of Shares equal to:

                                                     Number of Shares

                                            b)       if the Final Price is less
                                                     than or equal to the Cap
                                                     Price but greater than or
                                                     equal to the Floor Price, a
                                                     number of Shares equal to:

                                                     Floor Price  x  Number of
                                                     -----------     Shares
                                                     Final Price

                                            and

                                            c)       if the Final Price is
                                                     greater than the Cap Price,
                                                     a number of Shares equal
                                                     to:

                                           Final Price - (Cap Price-Floor Price)
                                           ------------------------------------ x Number of Shares
                                                          Final Price

         Settlement Date:                  Three (3) Exchange Business Days
                                           after the Valuation Date.

         Failure to Deliver:               Inapplicable

         Delivery of Number
         of Shares to be Delivered:        On the Settlement Date, Counterparty
                                           shall satisfy its delivery obligation
                                           by delivering to GS&Co. the number of
                                           Pledged Shares (or other Shares
                                           acceptable to GS&Co.) equal to the
                                           Number of the Shares to be Delivered.

ADJUSTMENTS:
------------

         Method of Adjustment:             In the event of the occurrence of a
                                           Potential Adjustment Event, the
                                           Calculation Agent will determine
                                           whether such Potential Adjustment
                                           Event has a diluting or concentrative
                                           effect on the theoretical value of
                                           the Shares and, if so, will (i) make
                                           the corresponding adjustment(s), if
                                           any, to the Number of Shares, the
                                           Floor Price and the Cap Price and, in
                                           any case, any other variable relevant
                                           to the settlement or payment terms of
                                           this Transaction as the Calculation
                                           Agent determines appropriate to
                                           account for that diluting or
                                           concentrative effect and (ii)
                                           determine the effective date(s) of
                                           the adjustment(s). For the avoidance
                                           of doubt, in connection with the
                                           adjustments made pursuant to the
                                           preceding sentence, if as a result of
                                           a Potential Adjustment Event existing
                                           holders of Shares receive a
                                           distribution or dividend of
                                           securities (other than Shares) that
                                           are Marketable Securities (the
                                           "Additional Shares"), then the term
                                           "Shares" will mean a basket of Shares
                                           composed of the original Shares and
                                           the Additional Shares and this
                                           Transaction will become a Share
                                           Basket Transaction.

                                           "Marketable Securities" means equity
                                           securities that are publicly traded
                                           on a United States national
                                           securities exchange or quoted on the
                                           Nasdaq National Market.

         Dividend Adjustment:              If the Shares are subject to a cash
                                           dividend in excess of the Regular
                                           Dividend, then on the ex-dividend
                                           date for the payment of each such
                                           dividend the Calculation Agent will
                                           reduce the Floor Price and the Cap
                                           Price by the amount per Share of each
                                           such dividend in excess of the
                                           Regular Dividend. For the avoidance
                                           of doubt, if as a result of any
                                           Merger Event or Potential Adjustment
                                           Event (or any combination thereof)
                                           the Shares are adjusted to include
                                           the Shares of an issuer other than
                                           the initial Issuer or of more than
                                           one issuer (whether or not including
                                           the initial Issuer), then such
                                           adjustment shall apply with respect
                                           to any cash dividends to which the
                                           successor or additional Shares of the
                                           applicable issuer(s) are subject.
                                           "Regular Dividend" means $0.00 per
                                           share per quarter.

EXTRAORDINARY EVENTS:
---------------------

Consequences of Merger Event:

         (a)  Share-for-Share:              Cancellation and Payment: provided,
                                            however, if the New Shares are
                                            Marketable Securities, Alternative
                                            Obligation shall apply.

         (b)  Share-for-Other:              Cancellation and Payment.

         (c)  Share-for-Combined:           Cancellation and Payment; provided,
                                            however, if any portion of the
                                            consideration for the relevant
                                            shares consists of Marketable
                                            Securities (the "Marketable
                                            Securities Consideration"),
                                            Alternative Obligation shall apply
                                            to that portion of the Transaction
                                            corresponding to the Marketable
                                            Securities Consideration.

                                            Notwithstanding anything to the
                                            contrary in the Equity Definitions,
                                            the amount payable under this
                                            Transaction upon the occurrence of a
                                            Merger Event, Nationalization or
                                            Insolvency shall be calculated by
                                            the Calculation Agent in good faith
                                            in accordance with Section 9.7 of
                                            the Equity Definitions using, among
                                            other things, the factors identified
                                            in subparagraphs (i), (ii) and (iii)
                                            therein, but without the requirement
                                            of soliciting dealer quotations
                                            therefor.

                                            Notwithstanding Section 9.2(b) of
                                            the Equity Definitions, "Merger
                                            Date" means the date of closing of
                                            the Merger Event.

In connection with a Share-for-Share or Share-for-Combined Merger Event in (a) or (c) above, then to the extent the consequence of any Merger Event is Alternative Obligation, in addition to any other adjustments in respect of the Merger Event, the Calculation Agent will adjust the Floor Price and the Cap Price as follows (which adjustments, together with the other adjustments in respect of the Merger Event are intended to preserve the economic equivalent value of this Transaction to the parties):

(i) as of the Exchange Business Day immediately prior to the Announcement Date, the Calculation Agent will determine an amount (in USD) equal to the change in market value in this Transaction resulting from the substitution of Marketable Securities for the Shares; and

(ii) on the Merger Date, the Calculation Agent will adjust the Floor Price and the Cap Price by the amounts necessary, given the then remaining life of this Transaction, to achieve the change in market value determined under clause (i).

The Calculation Agent will make its determination under clause (i) using a Transaction maturity from the Exchange Business Day immediately prior to the Announcement Date to the Termination Date and will base its determination on the difference (positive or negative) between the Shares and the Marketable Securities with respect to Volatility, Dividend Paid and Stock Loan Rate. For this purpose,"Volatility" and "Stock Loan Rate" mean, respectively, the volatility and stock loan rebate rate agreed to by Counterparty and the Calculation Agent, and "Dividend Paid" means the amount determined by the Calculation Agent to have been the ordinary cash dividend amount paid per the relevant share in the calendar year ending on the Announcement Date (and, in the case of Marketable Securities, shall be zero if the Marketable Securities did not exist prior to the Merger Event). If the parties cannot agree on a Volatility or Stock Loan Rate for the Shares or Marketable Securities prior to the Merger Date, the Calculation Agent will determine the relevant amount by obtaining from each of three leading, independent broker-dealers who actively make markets in transactions similar to this Transaction a quotation for such amount and taking the arithmetic average of the three quotations. In obtaining volatility quotations, the Calculation Agent will ask the quoting dealer to provide the mid-market volatility that the dealer would have provided for this Transaction if the dealer had been asked to enter into the then remainder of this Transaction (in the case of a volatility quotation for Marketable Securities, on Marketable Securities and as otherwise adjusted for the Merger Event) on the Exchange Business Day immediately prior to the Announcement Date.

NATIONALIZATION OR
INSOLVENCY:                            Cancellation & Payment
-----------

3.       CALCULATION AGENT:            GS&Co.

4.       NON-RELIANCE:                 Each party represents to the other party
                                       that it is not relying on any
                                       communication (written or oral) of the
                                       other party as investment advice or as a recommendation to enter into this
                                       Transaction, it being understood that
                                       information and explanations related to
                                       the terms and conditions of this
                                       Transaction shall not be considered
                                       investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

5.      GOVERNING LAW:                 The laws of the State of New York
                                       (without reference to choice of law
                                       doctrine)

6.      COLLATERAL:                    On or prior to Trade Date, Counterparty
                                       will deposit and thereafter maintain with GS&Co. a number of Shares equal to the Number of Shares (such Shares or other collateral, any distributions thereon or proceeds thereof and any substitutions therefor, the "Pledged Shares" or the "Collateral").

                                       Counterparty represents that (i) it is
                                       the legal, record and beneficial owner of all Collateral free of all liens, claims, equities and encumbrances and (ii) it has the power and has obtained all of the necessary consents and approvals to grant a first priority security interest to GS&Co. in the Collateral.

                                       The Counterparty hereby grants GS&Co. a
                                       first priority security interest in, and a first priority lien on, the Collateral as collateral for its obligations under this Transaction and the Agreement.

                                       Upon any default by Counterparty
                                       (including the occurrence of an Event of Default or Termination Event under the Agreement), GS&Co. shall have all of the rights with respect to the Collateral of a secured party under the New York Uniform Commercial Code. GS&Co. shall not be liable for any loss or damages occasioned by any sale or disposal of the Collateral unless such liability results primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of GS&Co.

                                       In the absence of an Event of Default or a Termination Event or the occurrence of an event which with the passage of time could result in an Event of Default or a Termination Event, GS&Co. shall pay over, or cause to be paid over, to the Counterparty any cash dividends actually received by GS&Co. on the Shares (other than any such dividend which GS&Co. determines in its good faith discretion was not paid by the Issuer in the ordinary course of its business or otherwise constitutes an "extraordinary" dividend).

                                       Except in the case where the Collateral
                                       has been rehypothecated by GS&Co., the
                                       Counterparty shall be entitled to
                                       exercise any and all voting and other
                                       consensual rights pertaining to the
                                       Collateral or any part thereof for any
                                       purpose not inconsistent with the terms
                                       of this Transaction.

                                       Counterparty will faithfully preserve and protect GS&Co.'s security interest in the Collateral, will defend GS&Co.'s right, title, lien and security interest in and to the Collateral against the claims and demands of all persons whomsoever, and will do all such acts and things and deliver all such documents and instruments, including without limitation further pledges, assignments, financing statements and continuation statements, as GS&Co. in its sole discretion may reasonably deem necessary or advisable from time to time in order to preserve, protect and perfect such security interest or to enable GS&Co. to exercise or enforce its rights with respect to any Collateral. Counterparty hereby irrevocably appoints GS&Co. as Counterparty's attorney-in-fact for the purpose of taking any action and executing any instrument which GS&Co. may deem necessary or advisable to preserve, protect and perfect such security interest or to enable GS&Co. to exercise or enforce its rights with respect to any Collateral.

                                       Counterparty will not permit any lien,
                                       security interest, adverse claim,
                                       restrictions on transfer or other
                                       encumbrance, other than the lien and
                                       security interest Counterparty created
                                       hereby in favor of GS&Co., to exist upon any of the Collateral.

                                       Counterparty will not take any action
                                       that could in any way limit or adversely affect the ability of GS&Co. to realize upon its rights in the Collateral.

                                       Notwithstanding any limitation otherwise imposed by Section 9-207(2)(e) of the New York Uniform Commercial Code, GS&Co. shall be entitled to pledge, repledge, hypothecate, rehypothecate or further assign (collectively, "rehypothecate") any Collateral delivered to GS&Co. by Counterparty pursuant to this Agreement, subject to the obligation to return such Collateral or equivalent Collateral to Counterparty' PROVIDED, HOWEVER, that no such rehypothecation may occur within 14 calendar days of the Last Sale Date; GS&Co. must use standard market documentation for the type of hypothecation involved; such documentation must provide that GS&Co. can reacquire the Collateral upon not less than three business days' notice; and GS&Co. will exercise that right upon written notice from the Counterparty.

7.      REPRESENTATIONS AND            Counterparty  represents and warrants to,
        AGREEMENTS OF                  and agrees with, GS&Co. as follows:
        COUNTERPARTY:

                                       Counterparty (a) has such knowledge and
                                       experience in financial and business
                                       affairs as to be capable of evaluating
                                       the merits and risks of entering into the Transaction; (b) is an "eligible swap participant" as defined in the Part 35 Regulations of the U.S. Commodity Futures Trading

                                       Commission; (c) has consulted with its
                                       own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction as principal (and not as agent or in any other capacity, fiduciary or otherwise) for a bona fide business purpose in conjunction with its line of business to hedge an existing position and not for purposes of speculation; and
                                       (e) has determined that this Transaction is prudent and appropriate in light of its organizational documentation, financial situation and investment objectives and guidelines and policies.

                                       As of the date of Counterparty's most
                                       recent Schedule 13D filing with the
                                       Securities and Exchange Commission,
                                       Counterparty was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 15.7% of the outstanding shares of the Issuer. Counterparty is currently, and in the past has been, in compliance with its reporting obligations under Section 13(d) of the Exchange Act. A list of all such
                                       Schedule 13D filings is attached as Annex
                                       A and copies of all such filings have
                                       been provided to GS&Co. Counterparty will provide GS&Co. a draft of the amendment to its Schedule 13D which describes the Transaction and will give GS&Co. a reasonable opportunity to comment on the draft. An amendment to the Schedule 13D will be promptly filed by the Counterparty with the Securities and Exchange Commission. Counterparty will comply with its obligations in Section 14(i) of the Confirmation in connection with future filings under Section 13(d) of the Exchange Act made on or after the date of this Confirmation.

                                       Neither Counterparty nor any of its
                                       Affiliates is in possession of any
                                       non-public material information regarding the Issuer; and, during the period that GS&Co. effects sales of Shares pursuant to Section 2 hereof, Counterparty will notify by telephone Alexandra Antoniadis (Telephone: (212) 902-9509) promptly upon coming into possession of any such material non-public information (such telephonic notice to be promptly confirmed in writing). In the event that Counterparty so notifies such personnel of GS&Co. during the Sale Period, GS&Co. will as promptly as practicable discontinue the sale of the Shares, and the Number of Shares will be reduced to such number as GS&Co. has sold prior to its discontinuing such sales and the date such sales are discontinued will be the Last Sale Date.

                                       Counterparty and its affiliates have not sold, or contracted to sell, any Shares (or any other security or instrument that will be subject to aggregation under Rule 144(e)) or any beneficial interest therein during the three-month period and have not sold or purchased, or contracted to sell or purchase, any Shares (or any other security or derivative security that would be subject to reporting under
                                       Section 16 of the Exchange Act) or any
                                       beneficial interest therein during the
                                       six-month period ending on the date of
                                       this Confirmation, except as reported on Counterparty's Form 144 and Form 4 and Form 5 filings with the SEC or as otherwise listed on Annex A. Counterparty shall comply with the reporting and other requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

                                       The Pledged Shares are not subject to any restrictions on transfer other than those arising under federal or state securities laws. No Pledged Shares are entitled to the benefits of any registration rights agreement or similar agreement except pursuant to the agreement identified in Annex B hereto (the "Registration Rights Agreement"). Within the last month, Counterparty has not offered any Shares through any prospectus or other offering document. During the Sale Period, Counterparty will not exercise any of its rights under the Registration Rights Agreement in respect of any Shares or permit any Shares to be included in a registered offering without GS&Co.'s prior written consent. Assuming that the terms of the Transaction are consistent with the terms of a "Contract" as described in Section I.A. of the Goldman, Sachs & Co. (December 20, 1999) interpretive letter (the "Interpretive Letter"), and based on the representation of GS&Co. below, the Shares to be delivered on Physical Settlement shall be freely transferable to the public without any restrictions whatsoever. Counterparty will not take any action so as to cause the terms of the Transaction not to comply with Section I.A. of the Interpretive Letter. Counterparty has furnished GS&Co. with copies of all agreements, contracts or instruments that relate to the Pledged Shares.

                                       The Pledged Shares are transferable by
                                       the Counterparty to the public pursuant
                                       to Rule 144 under the Securities Act.
                                       Counterparty acknowledges and agrees that
                                       (i) assuming that the terms of the
                                       Transaction are consistent with the terms of a "Contract" as described in Section I.A. of the Interpretive Letter, and based on the representation of GS&Co. below, the entering into of this Confirmation will constitute a "sale" of the Pledged Shares for purposes of Rule 144, (ii) Counterparty has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e), (iii) Counterparty has not taken and will not take any action that could cause the sale pursuant to this Confirmation not to comply with Rule 144, (iv) Counterparty will transmit a Form 144 for filing with the Securities and Exchange Commission simultaneously with the execution of this Confirmation and such Form 144 shall be in a form reasonably acceptable to GS&Co., (v) Counterparty will deliver a representation letter to GS&Co. in a form customarily used by GS&Co. simultaneous with the execution of this Confirmation and each representation, warranty and agreement in such representation letter shall be deemed to be incorporated into this Confirmation and (vi) upon the Last Sale Date, Counterparty agrees to transmit for filing with the Securities and Exchange Commission an amendment to the previously filed Form 144 in a form reasonably acceptable to GS&Co.

                                       Counterparty is not and has not been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction that could reasonably be expected to impair Counterparty's ability to perform its obligations hereunder.

                                       Within three Business Days after any
                                       financial officer of Counterparty obtains knowledge of an Event of Default or the occurrence of any event that with the giving of notice, the lapse of time or both would be such an Event of Default, Counterparty will immediately notify GS&Co. of the occurrence of such Event of Default.

                                       Counterparty has filed or caused to be
                                       filed all material tax returns that are
                                       required to be filed by Counterparty and has paid all material taxes shown to be due and payable on said returns or on any assessment made against Counterparty or any of Counterparty's property and all other material taxes, assessments, fees, liabilities or other charges imposed on Counterparty or any of Counterparty's property by any governmental authority.

                                       Counterparty was not or will not be
                                       insolvent at the time this Transaction is consummated, and was not or will not be rendered insolvent or will not be insolvent as a result thereof. Counterparty has not engaged and will not engage in any business or transaction with GS&Co. after which the property remaining with Counterparty was or will be unreasonably small in relation to its business. At the time of any transfer to or for the benefit of GS&Co., Counterparty did not intend or will not intend to incur, and did not incur or will not incur, debts that were beyond the ability of Counterparty to pay as they mature.

                                       GS&Co. hereby represents and warrants to, and agrees with, Counterparty that the sale of Shares by GS&Co. during the Sale Period will comply with the manner of sale requirements of Rule 144(f) and (g).

8.      ACKNOWLEDGMENTS:               The parties hereto intend for:

                                       (i) This Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code (Title 11 of the United States Code) (the "Bankruptcy Code"), qualifying for protection under
                                       Section 555 of the Bankruptcy Code;

                                       (ii) A party's right to liquidate this
                                       Transaction and to exercise any other
                                       remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

                                       (iii) Any cash, securities or other
                                       property provided as performance
                                       assurance, credit support or collateral
                                       with respect to this Transaction to
                                       constitute "margin payments" as defined
                                       in the Bankruptcy Code.

                                       (iv) All payments for, under or in
                                       connection with this Transaction, all
                                       payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

9.      INDEMNIFICATION:               Counterparty agrees to indemnify and hold
                                       harmless

                                       GS&Co., its Affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (GS&Co. and each such person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject, and relating to or arising out of any of the transactions contemplated by this Confirmation, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense results primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of GS&Co. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation or the Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of the Indemnified Party. The provisions of this
                                       Section 9 shall survive completion of the Transaction contemplated by this Confirmation and any assignment and delegation pursuant to Section 14(a) of this Confirmation.

10. TERMINATION PROVISIONS:

                                       (a) Sections 5(a)(v), 5(a)(vi),
                                       5(a)(vii), 5(a)(viii), and 5(b)(iv) shall not apply to GS&Co.

                                       (b) "SPECIFIED TRANSACTION" will have the meaning specified in Section 14 of the Agreement, except that it will also include any forward transactions in securities and any margin loan or extension of credit by GS&Co. to Counterparty.

                                       (c) (i) The "CROSS DEFAULT" provisions of
                                       Section 5(a)(vi) of the Agreement as
                                       amended will apply to Counterparty; and
                                       Section 5(a)(vi) of the Agreement is
                                       hereby amended by deleting in the seventh line thereof the words ", or becoming capable at such time of being declared,".

                                            (ii) "SPECIFIED INDEBTEDNESS" will
                                       have the meaning specified in Section 14 of the Agreement, except as excluded in the proviso to this definition, and shall include for the avoidance of doubt, all reimbursement obligations in respect of letters of credit or financial guaranty insurance or surety bonds issued for the account of that person; provided however, that obligations in respect of interbank deposits received by GS&Co. shall not constitute Specified Indebtedness for the purposes of clause (2) of Section 5(a)(vi) of the Agreement to the extent they are not paid when due only as the result of inadvertence or administrative error.

                                            (iii) "THRESHOLD AMOUNT" means U.S.
                                       $100,000,000 or its equivalent in another currency.

                                       (d) Each of Section 5(a)(vii)(4)(B) and
                                       Section 5(a)(vii)(7) of the Agreement is hereby amended by deleting the number "30" and replacing it with the number "90".

                                       (e) Section 5(a)(viii) of the Agreement
                                       is hereby amended by deleting the
                                       introductory paragraph in its entirety
                                       and replacing it with the following:

                                       "The party consolidates or amalgamates
                                       with, or merges with or into, or
                                       transfers all or substantially all its
                                       assets to, or reorganizes, incorporates, reincorporates, or reconstitutes into or as, another entity and, at the time of such consolidation, amalgamation, merger, transfer, reorganization, incorporation, reincorporation or reconstitution."

                                       (f) Section 5(b)(iv) of the Agreement is
                                       hereby amended by: (i) deleting in the
                                       fourth line thereof the words "another
                                       entity" and replacing them with the words
                                       "or reorganizes, incorporates,
                                       reincorporates, reconstitutes, or reforms
                                       into or as, or receives all or
                                       substantially all of the assets and/or
                                       liabilities or obligations of, another
                                       entity or X, such Specified Entity
                                       effects a recapitalization, liquidating
                                       dividend, leveraged buy-out, other
                                       similar highly-leveraged transaction,
                                       redemption of indebtedness, or stock
                                       buy-back or similar call on equity"; (ii)
                                       deleting in the fifth line thereof the
                                       words "the resulting, surviving or
                                       transferee" and replacing them with the
                                       words "X, such Specified Entity or any
                                       resulting, surviving, transferee,
                                       reorganized, reconstituted, reformed, or
                                       recapitalized"; and (iii) deleting in the
                                       seventh line thereof the words "its
                                       successor or transferee" and replacing
                                       them with the words "any resulting,
                                       surviving, transferee, reorganized,
                                       reconstituted, reformed or recapitalized
                                       entity".

                                       (g) The "CREDIT EVENT UPON MERGER"
                                       provisions of Section 5(b)(iv) as amended above will apply to Counterparty. Notwithstanding Section 5(b)(iv) of the Agreement, "Credit Event Upon Merger" means that a Designated Event (as defined below) occurs with respect to a party and such action does not constitute an event described in Section 5(a)(viii) of the Agreement but, after the occurrence of the Designated Event, the successor, surviving or transferee entity (which will be the Affected Party) has a credit rating of BB+ from Standard & Poor's Ratings Group or Ba1 from Moody's Investors Service Corporation or a lower rating from either such rating agency. For the purposes hereof, a "Designated Event" means, with respect to a party, that after the Trade Date of a
                                       Transaction:

                                       (i) the party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets (or any substantial part of the assets comprising the business conducted by that party as of the Trade Date of that Transaction) to, or receives all or substantially all the assets and obligations of, another entity;

                                       (ii) any person as defined for purposes
                                       of Section 13(d) under the Securities
                                       Exchange Act of 1934, as amended as of
                                       the Trade Date (the "Exchange Act"), or
                                       entity or group (as defined for purposes of Section 13(d) under the Exchange

                                       Act) acquires directly or indirectly the beneficial ownership (as defined for purposes of Section 13(d) under the Exchange Act) of equity securities having the power to elect a majority of the board of directors of the party; or

                                       (iii) the party enters into any agreement providing for any of the foregoing.

                                       (h) The "AUTOMATIC EARLY TERMINATION"
                                       provision of Section 6(a) will not apply to GS&Co. and will apply to Counterparty.

                                       (i) PAYMENTS ON EARLY TERMINATION. For
                                       the purpose of Section 6(e):

                                       (i) Loss will apply.

                                       (ii) The Second Method will apply.

                                       (j) "TERMINATION CURRENCY" means United
                                       States Dollars.

11.  TAX REPRESENTATIONS.
                                       (a) PAYER REPRESENTATIONS. For purposes
                                       of Section 3(e) of the Agreement, GS&Co.
                                       and Counterparty each make the following representation:

                                       It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement, and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, provided that it shall not be a breach of this representation where reliance is placed on Clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

                                       (b) PAYEE REPRESENTATIONS. For the
                                       purpose of Section 3(f) of the Agreement;

                                       Counterparty represents that is a
                                       corporation organized under the laws of
                                       the State of Ohio and it is not a foreign person for United States federal income tax purposes.

                                       GS&Co. represents that it is a limited
                                       partnership organized under the laws of
                                       the State of New York and it is not a
                                       foreign person for United States federal income tax purposes.

12.  AGREEMENT TO DELIVER DOCUMENTS.

For the purpose of Section 4(a), each party agrees to deliver the following documents, as applicable:

(a)      Tax forms, documents, or certificates to be delivered are:

         None

(b)      Other documents to be delivered are:

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(D)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------
      Counterparty         Certified incumbency certificate or       At execution of this               Yes
                           other evidence of authority and           Agreement
                           specimen signatures with respect to
                           Counterparty and its signatories

      Counterparty         Annual Financial Statement of             Within 90 days of the              Yes
                           Counterparty                              last day of each
                                                                     calendar
                                                                     year, with
                                                                     respect to
                                                                     financial
                                                                     statements
                                                                     relating to
                                                                     such
                                                                     calendar
                                                                     year.

      Counterparty         Interim Financial Statement of            Promptly following
                           Counterparty                              demand by Party A

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(D)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------
      Counterparty         Evidence reasonably satisfactory to       At execution of this               Yes
      and GS&Co.           the other party of the signing            Agreement and
                           authority and specimen signature of       thereafter on request
                           any individual executing this
                           Agreement, any Credit Support
                           Document and any Confirmation on
                           its behalf

13. MISCELLANEOUS.

(a)      ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

Address for notices or communications to GS&Co.:

                         Address:              85 Broad Street
                                               New York, New York 10004, U.S.A.
                         Attention:            Alexandra Antoniadis
                         Telex No.:            12-5654
                         Answerback:           GOLSAX
                         Facsimile No.:        212-902-2065
                         Telephone No.:        212-902-9509

                         Electronic Messaging
                         System Details:       None.

With a copy to:

                         Address:              85 Broad Street
                                               New York, New York  10004, U.S.A.
                         Attention:            Treasury Administration

                         Telex No.:            421344
                         Answerback:           GOLSAX
                         Facsimile No.:        212-902-3325
                         Telephone No.:        212-902-1000

                         Electronic Message
                         System Details:       None.

Address for notices or communications to Counterparty:

                         Address:            1900 Richmond Road
                                             Lyndhurst, Ohio 44124, U.S.A.

                         Attention:          Ronald P. Vargo
                         Cc:                 Secretary

                         Telex No.:          None
                         Answerback:         None
                         Facsimile No.:      (216) 291-7831
                         Telephone No.:      (216) 291-7500

                         Electronic Message
                         System Details:      None.

         (b) OFFICES; MULTIBRANCH PARTIES.

         (i) The provisions of Section 10(a) will be applicable.

         (ii) For the purpose of Section 10(c):

GS&Co. is not a Multibranch Party.

Counterparty is not a Multibranch Party.

         (c) JURISDICTION. Section 13(b) of the Agreement is hereby amended by:
(i) deleting in the second line of Subparagraph (i) thereof the word "non"; and
(ii) deleting the final paragraph thereof.

         (d) NETTING OF PAYMENTS. Subparagraph (ii) of Section 2(c) of the Agreement will not apply to Transactions.

         (e) "WAIVER OF JURY TRIAL". To the extent permitted by applicable law, each party irrevocably waives any and all right to trial by jury in any legal proceeding in connection with the Agreement or any Transaction.

         (f) PROCESS AGENT. For the purpose of Section 13(c):

GS&Co. appoints as its Process Agent: None

Counterparty appoints as its Process Agent in the Borough of Manhattan in New York City:

         Name: CT Corporation System

         Address: 111 Eighth Avenue
         Telex No.: None  Answerback: None
         Facsimile No.: None
         Telephone No.: (212) 894-8440

         (g) "Annual Financial Statements" means a certified balance sheet and income statement of such party's assets, liabilities and results of operations, certified by a public accountant of national recognition and reputation and prepared in accordance with accounting principles that are generally accepted in the United States of America, as of the end of the most recent fiscal year.

         (h) "Interim Financial Statements" means a balance sheet and income statement setting forth such party's assets, liabilities and results of operations in accordance with Regulation S-X.

14. OTHER PROVISIONS.

         (a) TRANSFER. Section 7 of the Agreement is replaced in its entirety by the following:

GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to any affiliate (an "Assignee") of GS&Co. effective (the "Affiliate Effective Date") upon delivery to Counterparty of an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of GS&Co. under the Transaction (the "Transferred GS&Co. Obligations") and GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to a third party that has a long-term, unsubordinated debt rating of A- as rated by Standard & Poor's Ratings Group and A3 as rated by Moody's Investor Services Corporation effective (the "Third Party Effective Date") upon delivery to Counterparty of an executed Assumption by the third party of the Transferred GS&Co. Obligations under the Transaction. On the Affiliate Party Effective Date or the Third Party Effective Date, GS&Co. shall be released from all obligations and liabilities arising under or with respect to the Transferred GS&Co. Obligations, except GS&Co. will retain its rights under Section 9 of this Confirmation.

With the prior written consent of GS&Co., which shall not be unreasonably withheld, Counterparty may assign its rights and delegate its obligations under any Transaction, in whole or in multiples of not less than 100,000 Shares, to a third party effective upon delivery to GS&Co. of an Assumption of the transferred obligations of Counterparty under the Transaction ("the Transferred Counterparty Obligations"), provided that such third party (i) is not an "affiliate" (as used for purposes of Section 2(a)(11) of the Securities Act) of the Issuer and delivers to GS&Co. evidence reasonably satisfactory to it to evidence this fact, (ii) delivers to GS&Co. a number of Shares equal to the product of (a) a fraction, the numerator of which is the maximum number of Shares subject to the Transferred Counterparty Obligations and the denominator is the Number of Shares and (b) the Number of Shares, as Collateral for its obligations, which Shares shall be freely transferable to the public without any restrictions on transfer whatsoever, and grants to GS&Co. a first priority security interest in, and a first priority lien on, the Collateral and (iii) makes the same representations, warranties, covenants and agreements as Counterparty in this Confirmation, except those that relate to Rule 144 of the Securities Act, and those that relate to Sections 13 and 16 of the Exchange Act to the extent that such third party is (and remains) not subject to the reporting obligations under those Sections. Upon delivery to GS&Co. of an executed Assumption by the third party of the Transferred Counterparty Obligations under the Transaction, Counterparty shall be released from all obligations and liabilities arising under or with respect to the Transferred Counterparty Obligations, except Section 9 shall continue to apply as between Counterparty and GS&Co.

         (b) SEVERABILITY. If any term, provision, covenant, or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable portion eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will not substantially impair the respective benefits or expectations of the parties to this Confirmation; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6, or 13 of the Agreement (or any definition or provision in Section 14 to the extent it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.

         (c) BINDING EFFECT. This Confirmation shall bind and inure to the benefit of GS&Co. and Counterparty and their respective heirs, distributees, executors, personal representatives and administrators and permitted successors and assigns."

         (d) DEFINITIONS. The definition of "law" in Section 14 of this Agreement is hereby amended by the insertion of the words "either generally or with respect to a party to this agreement" after the phrase "any relevant governmental revenue authority" and the addition of the words "Change in Tax Law," before the word "lawful" in the second line. For the purposes of this Agreement, "Contractual Currency" means United States Dollars.

         (e) DEALINGS IN THE SHARES. Counterparty hereby acknowledges and agrees that GS&Co. and its Affiliates may engage in proprietary trading for their accounts in the Shares (and related securities) and that such trading may affect the value of the Shares and the amounts payable hereunder.

         (f) DEFAULT UNDER SPECIFIED TRANSACTIONS. Section 5(a)(v)(2) of the Agreement is hereby amended by replacing the words "the last" with the word "any".

         (g) CONDITIONS PRECEDENT. The condition precedent set forth in clause
(1) of Section 2(a)(iii) of the Agreement shall not apply to payments scheduled to be made by Counterparty to GS&Co. under this Confirmation.

         (h) CONFIDENTIALITY. Each party considers its participation in each and any Transaction and the details thereof (collectively, the "Information") to constitute confidential and valuable business information. Accordingly, each party agrees to keep the Information strictly confidential and not to disclose it (or any portion thereof) to any third party except (i) with the prior written consent of the other party or (ii) pursuant to the demand, request or requirement of any law, court, regulatory or self-regulatory agency having jurisdiction over a party or pursuant to Rule 144 under the Securities Act or
Section 13(d) of the Exchange Act. In such a case, Counterparty will notify GS&Co. reasonably in advance of any requirement or pending request for the disclosure of any Information and prior to the disclosure shall take all such actions reasonably requested by GS&Co. to preserve the confidentiality of such Information.

         (i) GROSS UP. The third line of Section 2(d)(i) of the Agreement is hereby amended by the insertion before the phrase "of any relevant governmental revenue authority" of the words ", application or official interpretation" and the insertion of the words "(either generally or with respect to a party to this Agreement)" after such phrase.

         (j) MAINTAIN AUTHORIZATIONS. Section 4(b) of the Agreement is hereby amended by deleting the words "use all reasonable efforts to" from the first and third lines thereof.

         (k) REPRESENTATIONS.

                  (i) Section 3(a)(iii) of the Agreement is hereby amended by inserting the word "material" between the words "any" and "contractual" in the third line thereof.

                  (ii) Section 3(c) of the Agreement is hereby amended by deleting the words "or any of its affiliates" from the first and second lines thereof.

         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for the purpose and returning it to us by facsimile transmission to the Attention of: Equity Derivatives Documentation Department (Telecopier No. (212) 428-1980/1983).


Very truly yours,

GOLDMAN, SACHS & CO.

By:
   --------------------
Name:
Title:


Confirmed as of the date first above written:

----------------



By:
   --------------------
Name:
Title:

                                                                    Exhibit 3.13


                                                             Ref:
Date:             February 10, 2000

To:               TRW Inc. ("Counterparty")

Attention:        Ronald P. Vargo, Vice President and Treasurer
                  Tel:  (216) 291-7500
                  Fax:  (216) 291-7831

From:             Goldman, Sachs & Co ("GS&Co.")
                  Tel:  (212) 902-1981
                  Fax:  (212) 428-1980
--------------------------------------------------------------------------------

Dear Sir/Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and GS&Co. on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA Definitions (as supplemented by the 1998 Supplement, the "Swap Definitions") and in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between this Confirmation and the Agreement (as defined below) or the Definitions, the terms of this Confirmation shall govern. For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction with an Exercise Date equal to the Valuation Date. For purposes of Section 4.4 of the Equity Definitions, the Settlement Date will be treated as if it were a Cash Settlement Payment Date. References to "Option Entitlement" in Section 9.3(b)(i)(A) of the Equity Definitions shall be deemed to be references to a "Number of Shares". References to an "option" in Section 9.7 of the Equity Definitions shall be deemed to be references to a "forward".

1. (a) If GS&Co. and Counterparty are parties to an executed 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Agreement"), this Confirmation supplements, forms part of, and is subject to, such executed Agreement. This Confirmation shall be read and construed as one with such Agreement and all other outstanding Confirmations between GS&Co. and Counterparty, so that all such Confirmations and such Agreement constitute a single agreement between GS&Co. and Counterparty.

         (b) If GS&Co. and Counterparty are not yet parties to a Agreement, this Confirmation (and each Confirmation in respect of each previous and subsequent Transaction between us) shall be deemed to supplement, form a part of, and be subject to (a) a single, standard form Agreement, as if such an agreement had been executed by and between GS&Co. and Counterparty without elections, changes or modifications thereto (other than as made herein), governed by and construed in accordance with the law of the State of New York, without reference to choice of law doctrine, and (b) upon due execution by GS&Co. and Counterparty, and notwithstanding clause (a) above, the Agreement that sets forth the general terms and conditions applicable to Transactions between GS&Co. and Counterparty. In addition, if the Agreement has not been executed by GS&Co. and Counterparty, this Confirmation will itself evidence a complete and binding agreement between GS&Co. and Counterparty as to the terms of this Transaction. This Confirmation, all other Confirmations between GS&Co. and Counterparty, and the applicable Agreement shall constitute a single agreement between GS&Co. and Counterparty. All provisions contained or incorporated by reference in the Agreement between GS&Co. and Counterparty shall govern this Transaction except as expressly modified below.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:
--------------

         Trade Date:                   February 10, 2000

         Termination Date:             August 11, 2003 (or if not an Exchange
                                       Business Day, the next succeeding
                                       Exchange Business Day).

         Seller:                       Counterparty

         Buyer:                        GS&Co.

         Shares:                       The common stock of RF Micro Devices,
                                       Inc. (Symbol: RFMD)

         Issuer:                       RF Micro Devices, Inc.

         Number of Shares:             666,667, subject to adjustment as
                                       provided in "Sale Period" below.

         Floor Price:                  100.00% of the Agency Execution Price.

         Cap Price:                    159.00% of the Agency Execution Price.

         Final Price:                  The arithmetic mean of the Relevant
                                       Prices of the Shares on each Averaging
                                       Date.

         Prepayment Amount:            77.56% of the Agency Execution Price x
                                       the Number of Shares.

         Agency Execution Price:       The average price per share at which
                                       GS&Co. effects sales of Shares as
                                       described under "Sale Period" below.

         Prepayment Date:              The third Currency Business Day following
                                       the Last Sale Date (as defined in "Sale
                                       Period" below).

         Prepayment:                   On the Prepayment Date, GS&Co. shall pay
                                       Counterparty the Prepayment Amount in
                                       immediately available funds as payment in full for the Number of Shares to Be
                                       Delivered. GS&Co. shall have no payment
                                       or delivery obligations pursuant to this Confirmation other than the payment of the Prepayment Amount on the Prepayment
                                       Date.

         Settlement Currency:          USD

         Exchange:                     NASDAQ

         Related Exchange:             CBOE

SALE PERIOD:
------------

Between the Trade Date and the twentieth Exchange Business Day immediately following the Trade Date (the "Last Sale Date"), GS&Co. will make a good faith effort to sell the full Number of Shares. Upon the earlier of (i) the sale of the Number of Shares or (ii) the Last Sale Date, GS&Co. shall provide written notice to Counterparty of the Agency Execution Price resulting therefrom and the Prepayment Amount . GS&Co.'s calculations of the Agency Execution Price and the Prepayment Amount shall be conclusive absent manifest error. If GS&Co. does not sell the full Number of Shares by the close of the Exchange on the Last Sale Date, GS&Co. shall promptly give notice to Counterparty that the Number of Shares shall be reduced to such number as GS&Co. has sold pursuant to this paragraph.

VALUATION:
----------

         Valuation Time:               At the close of trading in respect of
                                       regular trading hours on the Exchange,
                                       without regard to extended trading hours on the Exchange, if any.

         Valuation Date:               The Termination Date

         Averaging Dates:              Each of the five Exchange Business Days
                                       commencing on, and including, August 5,
                                       2003 to and including the Valuation Date.

         Averaging Date Market
         Disruption:                   Modified Postponement

         SETTLEMENT TERMS:             Settlement of this Transaction shall be
         -----------------             Physical Settlement.

         Physical Settlement:          On the Settlement Date, Counterparty will
                                       deliver to GS&Co. the Number of Shares to be Delivered.

         Number of Shares
         to be Delivered:              A number of Shares determined by the
                                       Calculation Agent on the Valuation Date
                                       based on the following formula:

                                       a)   if the Final Price is less than the
                                            Floor Price, a number of Shares
                                            equal to:

                                            Number of Shares

                                       b)   if the Final Price is less than or
                                            equal to the Cap Price but greater
                                            than or equal to the Floor Price, a
                                            number of Shares equal to:

                                            Floor Price   x   Number of Shares
                                            -----------
                                            Final Price

                                       and

                                       c)   if the Final Price is greater than
                                            the Cap Price, a number of Shares
                                            equal to:

                                          Final Price - (Cap Price-Floor Price)
                                          -------------------------------------X Number of Shares
                                                         Final Price



         Settlement Date:              Three (3) Exchange Business Days after
                                       the Valuation Date.

         Failure to Deliver:           Inapplicable

         Delivery of Number
         of Shares to be Delivered:    On the Settlement Date, Counterparty
                                       shall satisfy its delivery obligation by delivering to GS&Co. the number of Pledged Shares (or other Shares acceptable to GS&Co.) equal to the Number of the Shares to be Delivered.

ADJUSTMENTS:
------------

         Method of Adjustment:         In the event of the occurrence of a
                                       Potential Adjustment Event, the
                                       Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Shares and, if so, will (i) make the corresponding adjustment(s), if any, to the Number of Shares, the Floor Price and the Cap Price and, in any case, any other variable relevant to the settlement or payment terms of this Transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s). For the avoidance of doubt, in connection with the adjustments made pursuant to the preceding sentence, if as a result of a Potential Adjustment
                                       Event existing holders of Shares receive a distribution or dividend of securities
                                       (other than Shares) that are Marketable
                                       Securities (the "Additional Shares"),
                                       then the term "Shares" will mean a basket of Shares composed of the original Shares and the Additional Shares and this Transaction will become a Share Basket
                                       Transaction.

                                       "Marketable Securities" means equity
                                       securities that are publicly traded on a United States national securities exchange or quoted on the Nasdaq National Market.

         Dividend Adjustment:          If the Shares are subject to a cash
                                       dividend in excess of the Regular
                                       Dividend, then on the ex-dividend date
                                       for the payment of each such dividend the Calculation Agent will reduce the Floor
                                       Price and the Cap Price by the amount per Share of each such dividend in excess of the Regular Dividend. For the avoidance of doubt, if as a result of any Merger
                                       Event or Potential Adjustment Event (or
                                       any combination thereof) the Shares are
                                       adjusted to include the Shares of an
                                       issuer other than the initial Issuer or
                                       of more than one issuer (whether or not
                                       including the initial Issuer), then such adjustment shall apply with respect to any cash dividends to which the successor or additional Shares of the applicable issuer(s) are subject. "Regular Dividend" means $0.00 per share per quarter.

EXTRAORDINARY EVENTS:
---------------------

Consequences of Merger Event:

         (a)  Share-for-Share:         Cancellation and Payment: provided,
                                       however, if the New Shares are Marketable
                                       Securities, Alternative Obligation shall apply.

         (b)  Share-for-Other:         Cancellation and Payment.

         (c)  Share-for-Combined:      Cancellation and Payment; provided,
                                       however, if any portion of the
                                       consideration for the relevant shares
                                       consists of Marketable Securities (the
                                       "Marketable Securities Consideration"),
                                       Alternative Obligation shall apply to
                                       that portion of the Transaction
                                       corresponding to the Marketable
                                       Securities Consideration.

                                       Notwithstanding anything to the contrary in the Equity Definitions, the amount payable under this Transaction upon the occurrence of a Merger Event,
                                       Nationalization or Insolvency shall be
                                       calculated by the Calculation Agent in
                                       good faith in accordance with Section 9.7 of the Equity Definitions using, among other things, the factors identified in subparagraphs (i), (ii) and (iii) therein, but without the requirement of soliciting dealer quotations therefor.

                                       Notwithstanding Section 9.2(b) of the
                                       Equity Definitions, "Merger Date" means
                                       the date of closing of the Merger Event.

In connection with a Share-for-Share or Share-for-Combined Merger Event in (a) or (c) above, then to the extent the consequence of any Merger Event is Alternative Obligation, in addition to any other adjustments in respect of the Merger Event, the Calculation Agent will adjust the Floor Price and the Cap Price as follows (which adjustments, together with the other adjustments in respect of the Merger Event are intended to preserve the economic equivalent value of this Transaction to the parties):

(i) as of the Exchange Business Day immediately prior to the Announcement Date, the Calculation Agent will determine an amount (in USD) equal to the change in market value in this Transaction resulting from the substitution of Marketable Securities for the Shares; and

(ii) on the Merger Date, the Calculation Agent will adjust the Floor Price and the Cap Price by the amounts necessary, given the then remaining life of this Transaction, to achieve the change in market value determined under clause (i).

The Calculation Agent will make its determination under clause (i) using a Transaction maturity from the Exchange Business Day immediately prior to the Announcement Date to the Termination Date and will base its determination on the difference (positive or negative) between the Shares and the Marketable Securities with respect to Volatility, Dividend Paid and Stock Loan Rate. For this purpose,"Volatility" and "Stock Loan Rate" mean, respectively, the volatility and stock loan rebate rate agreed to by Counterparty and the Calculation Agent, and "Dividend Paid" means the amount determined by the Calculation Agent to have been the ordinary cash dividend amount paid per the relevant share in the calendar year ending on the Announcement Date (and, in the case of Marketable Securities, shall be zero if the Marketable Securities did not exist prior to the Merger Event). If the parties cannot agree on a Volatility or Stock Loan Rate for the Shares or Marketable Securities prior to the Merger Date, the Calculation Agent will determine the relevant amount by obtaining from each of three leading, independent broker-dealers who actively make markets in transactions similar to this Transaction a quotation for such amount and taking the arithmetic average of the three quotations. In obtaining volatility quotations, the Calculation Agent will ask the quoting dealer to provide the mid-market volatility that the dealer would have provided for this Transaction if the dealer had been asked to enter into the then remainder of this Transaction (in the case of a volatility quotation for Marketable Securities, on Marketable Securities and as otherwise adjusted for the Merger Event) on the Exchange Business Day immediately prior to the Announcement Date.

NATIONALIZATION OR
INSOLVENCY:                            Cancellation & Payment
-----------

3.       CALCULATION AGENT:            GS&Co.

4.       NON-RELIANCE:                 Each party represents to the other party
                                       that it is not relying on any
                                       communication (written or oral) of the
                                       other party as investment advice or as a recommendation to enter into this
                                       Transaction, it being understood that
                                       information and explanations related to
                                       the terms and conditions of this
                                       Transaction shall not be considered
                                       investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

5.      GOVERNING LAW:                 The laws of the State of New York
                                       (without reference to choice of law
                                       doctrine)

6.      COLLATERAL:                    On or prior to Trade Date, Counterparty
                                       will deposit and thereafter maintain with GS&Co. a number of Shares equal to the Number of Shares (such Shares or other collateral, any distributions thereon or proceeds thereof and any substitutions therefor, the "Pledged Shares" or the "Collateral").

                                       Counterparty represents that (i) it is
                                       the legal, record and beneficial owner of all Collateral free of all liens, claims, equities and encumbrances and (ii) it has the power and has obtained all of the necessary consents and approvals to grant a first priority security interest to GS&Co. in the Collateral.

                                       The Counterparty hereby grants GS&Co. a
                                       first priority security interest in, and a first priority lien on, the Collateral as collateral for its obligations under this Transaction and the Agreement.

                                       Upon any default by Counterparty
                                       (including the occurrence of an Event of Default or Termination Event under the Agreement), GS&Co. shall have all of the rights with respect to the Collateral of a secured party under the New York Uniform Commercial Code. GS&Co. shall not be liable for any loss or damages occasioned by any sale or disposal of the Collateral unless such liability results primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of GS&Co.

                                       In the absence of an Event of Default or a Termination Event or the occurrence of an event which with the passage of time could result in an Event of Default or a Termination Event, GS&Co. shall pay over, or cause to be paid over, to the Counterparty any cash dividends actually received by GS&Co. on the Shares (other than any such dividend which GS&Co. determines in its good faith discretion was not paid by the Issuer in the ordinary course of its business or otherwise constitutes an "extraordinary" dividend).

                                       Except in the case where the Collateral
                                       has been rehypothecated by GS&Co., the
                                       Counterparty shall be entitled to
                                       exercise any and all voting and other
                                       consensual rights pertaining to the
                                       Collateral or any part thereof for any
                                       purpose not inconsistent with the terms
                                       of this Transaction.

                                       Counterparty will faithfully preserve and protect GS&Co.'s security interest in the Collateral, will defend GS&Co.'s right, title, lien and security interest in and to the Collateral against the claims and demands of all persons whomsoever, and will do all such acts and things and deliver all such documents and instruments, including without limitation further pledges, assignments, financing statements and continuation statements, as GS&Co. in its sole discretion may reasonably deem necessary or advisable from time to time in order to preserve, protect and perfect such security interest or to enable GS&Co. to exercise or enforce its rights with respect to any Collateral. Counterparty hereby irrevocably appoints GS&Co. as Counterparty's attorney-in-fact for the purpose of taking any action and executing any instrument which GS&Co. may deem necessary or advisable to preserve, protect and perfect such security interest or to enable GS&Co. to exercise or enforce its rights with respect to any Collateral.

                                       Counterparty will not permit any lien,
                                       security interest, adverse claim,
                                       restrictions on transfer or other
                                       encumbrance, other than the lien and
                                       security interest Counterparty created
                                       hereby in favor of GS&Co., to exist upon any of the Collateral.

                                       Counterparty will not take any action
                                       that could in any way limit or adversely affect the ability of GS&Co. to realize upon its rights in the Collateral.

                                       Notwithstanding any limitation otherwise imposed by Section 9-207(2)(e) of the New York Uniform Commercial Code, GS&Co. shall be entitled to pledge, repledge, hypothecate, rehypothecate or further assign (collectively, "rehypothecate") any Collateral delivered to GS&Co. by Counterparty pursuant to this Agreement, subject to the obligation to return such Collateral or equivalent Collateral to Counterparty' PROVIDED, HOWEVER, that no such rehypothecation may occur within 14 calendar days of the Last Sale Date; GS&Co. must use standard market documentation for the type of hypothecation involved; such documentation must provide that GS&Co. can reacquire the Collateral upon not less than three business days' notice; and GS&Co. will exercise that right upon written notice from the Counterparty.

7.      REPRESENTATIONS AND            Counterparty represents and warrants to,
        AGREEMENTS OF                  and agrees with, GS&Co. as follows:
        COUNTERPARTY:

                                       Counterparty (a) has such knowledge and
                                       experience in financial and business
                                       affairs as to be capable of evaluating
                                       the merits and risks of entering into the Transaction; (b) is an "eligible swap participant" as defined in the Part 35 Regulations of the U.S. Commodity Futures Trading

                                       Commission; (c) has consulted with its
                                       own legal, financial, accounting and tax advisors in connection with the Transaction; (d) is entering into the Transaction as principal (and not as agent or in any other capacity, fiduciary or otherwise) for a bona fide business purpose in conjunction with its line of business to hedge an existing position and not for purposes of speculation; and
                                       (e) has determined that this Transaction is prudent and appropriate in light of its organizational documentation, financial situation and investment objectives and guidelines and policies.

                                       As of the date of Counterparty's most
                                       recent Schedule 13D filing with the
                                       Securities and Exchange Commission,
                                       Counterparty was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of 15.7% of the outstanding shares of the Issuer. Counterparty is currently, and in the past has been, in compliance with its reporting obligations under Section 13(d) of the Exchange Act. A list of all such
                                       Schedule 13D filings is attached as Annex
                                       A and copies of all such filings have
                                       been provided to GS&Co. Counterparty will provide GS&Co. a draft of the amendment to its Schedule 13D which describes the Transaction and will give GS&Co. a reasonable opportunity to comment on the draft. An amendment to the Schedule 13D will be promptly filed by the Counterparty with the Securities and Exchange Commission. Counterparty will comply with its obligations in Section 14(i) of the Confirmation in connection with future filings under Section 13(d) of the Exchange Act made on or after the date of this Confirmation.

                                       Neither Counterparty nor any of its
                                       Affiliates is in possession of any
                                       non-public material information regarding the Issuer; and, during the period that GS&Co. effects sales of Shares pursuant to Section 2 hereof, Counterparty will notify by telephone Alexandra Antoniadis (Telephone: (212) 902-9509) promptly upon coming into possession of any such material non-public information (such telephonic notice to be promptly confirmed in writing). In the event that Counterparty so notifies such personnel of GS&Co. during the Sale Period, GS&Co. will as promptly as practicable discontinue the sale of the Shares, and the Number of Shares will be reduced to such number as GS&Co. has sold prior to its discontinuing such sales and the date such sales are discontinued will be the Last Sale Date.

                                       Counterparty and its affiliates have not sold, or contracted to sell, any Shares (or any other security or instrument that will be subject to aggregation under Rule 144(e)) or any beneficial interest therein during the three-month period and have not sold or purchased, or contracted to sell or purchase, any Shares (or any other security or derivative security that would be subject to reporting under
                                       Section 16 of the Exchange Act) or any
                                       beneficial interest therein during the
                                       six-month period ending on the date of
                                       this Confirmation, except as reported on Counterparty's Form 144 and Form 4 and Form 5 filings with the SEC or as otherwise listed on Annex A. Counterparty shall comply with the reporting and other requirements of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

                                       The Pledged Shares are not subject to any restrictions on transfer other than those arising under federal or state securities laws. No Pledged Shares are entitled to the benefits of any registration rights agreement or similar agreement except pursuant to the agreement identified in Annex B hereto (the "Registration Rights Agreement"). Within the last month, Counterparty has not offered any Shares through any prospectus or other offering document. During the Sale Period, Counterparty will not exercise any of its rights under the Registration Rights Agreement in respect of any Shares or permit any Shares to be included in a registered offering without GS&Co.'s prior written consent. Assuming that the terms of the Transaction are consistent with the terms of a "Contract" as described in Section I.A. of the Goldman, Sachs & Co. (December 20, 1999) interpretive letter (the "Interpretive Letter"), and based on the representation of GS&Co. below, the Shares to be delivered on Physical Settlement shall be freely transferable to the public without any restrictions whatsoever. Counterparty will not take any action so as to cause the terms of the Transaction not to comply with Section I.A. of the Interpretive Letter. Counterparty has furnished GS&Co. with copies of all agreements, contracts or instruments that relate to the Pledged Shares.

                                       The Pledged Shares are transferable by
                                       the Counterparty to the public pursuant
                                       to Rule 144 under the Securities Act.
                                       Counterparty acknowledges and agrees that
                                       (i) assuming that the terms of the
                                       Transaction are consistent with the terms of a "Contract" as described in Section I.A. of the Interpretive Letter, and based on the representation of GS&Co. below, the entering into of this Confirmation will constitute a "sale" of the Pledged Shares for purposes of Rule 144, (ii) Counterparty has not taken and will not take any action that would cause such sale to exceed the volume limitation of Rule 144(e), (iii) Counterparty has not taken and will not take any action that could cause the sale pursuant to this Confirmation not to comply with Rule 144, (iv) Counterparty will transmit a Form 144 for filing with the Securities and Exchange Commission simultaneously with the execution of this Confirmation and such Form 144 shall be in a form reasonably acceptable to GS&Co., (v) Counterparty will deliver a representation letter to GS&Co. in a form customarily used by GS&Co. simultaneous with the execution of this Confirmation and each representation, warranty and agreement in such representation letter shall be deemed to be incorporated into this Confirmation and (vi) upon the Last Sale Date, Counterparty agrees to transmit for filing with the Securities and Exchange Commission an amendment to the previously filed Form 144 in a form reasonably acceptable to GS&Co.

                                       Counterparty is not and has not been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction that could reasonably be expected to impair Counterparty's ability to perform its obligations hereunder.

                                       Within three Business Days after any
                                       financial officer of Counterparty obtains knowledge of an Event of Default or the occurrence of any event that with the giving of notice, the lapse of time or both would be such an Event of Default, Counterparty will immediately notify GS&Co. of the occurrence of such Event of Default.

                                       Counterparty has filed or caused to be
                                       filed all material tax returns that are
                                       required to be filed by Counterparty and has paid all material taxes shown to be due and payable on said returns or on any assessment made against Counterparty or any of Counterparty's property and all other material taxes, assessments, fees, liabilities or other charges imposed on Counterparty or any of Counterparty's property by any governmental authority.

                                       Counterparty was not or will not be
                                       insolvent at the time this Transaction is consummated, and was not or will not be rendered insolvent or will not be insolvent as a result thereof. Counterparty has not engaged and will not engage in any business or transaction with GS&Co. after which the property remaining with Counterparty was or will be unreasonably small in relation to its business. At the time of any transfer to or for the benefit of GS&Co., Counterparty did not intend or will not intend to incur, and did not incur or will not incur, debts that were beyond the ability of Counterparty to pay as they mature.

                                       GS&Co. hereby represents and warrants to, and agrees with, Counterparty that the sale of Shares by GS&Co. during the Sale Period will comply with the manner of sale requirements of Rule 144(f) and (g).

8.      ACKNOWLEDGMENTS:               The parties hereto intend for:

                                       (i) This Transaction to be a "securities contract" as defined in Section 741(7) of the Bankruptcy Code (Title 11 of the United States Code) (the "Bankruptcy Code"), qualifying for protection under
                                       Section 555 of the Bankruptcy Code;

                                       (ii) A party's right to liquidate this
                                       Transaction and to exercise any other
                                       remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a "contractual right" as defined in the Bankruptcy Code.

                                       (iii) Any cash, securities or other
                                       property provided as performance
                                       assurance, credit support or collateral
                                       with respect to this Transaction to
                                       constitute "margin payments" as defined
                                       in the Bankruptcy Code.

                                       (iv) All payments for, under or in
                                       connection with this Transaction, all
                                       payments for the Shares and the transfer of such Shares to constitute "settlement payments" as defined in the Bankruptcy Code.

9.      INDEMNIFICATION:               Counterparty agrees to indemnify and hold
                                       harmless

                                       GS&Co., its Affiliates and its assignees and their respective directors, officers, employees, agents and controlling persons (GS&Co. and each such person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject, and relating to or arising out of any of the transactions contemplated by this Confirmation, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense or settlement of any pending or threatened claim or any action, suit or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action, suit or proceeding is initiated or brought by or on behalf of Counterparty. Counterparty will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense results primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of GS&Co. If for any reason the foregoing indemnification is unavailable to any Indemnified Party or insufficient to hold harmless any Indemnified Party, then Counterparty shall contribute, to the maximum extent permitted by law, to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability. Counterparty also agrees that no Indemnified Party shall have any liability to Counterparty or any person asserting claims on behalf of or in right of Counterparty in connection with or as a result of any matter referred to in this Confirmation or the Agreement except to the extent that any losses, claims, damages, liabilities or expenses incurred by Counterparty result primarily from the negligence (as determined by a final and nonappealable judgment of a court of competent jurisdiction) or bad faith of the Indemnified Party. The provisions of this
                                       Section 9 shall survive completion of the Transaction contemplated by this Confirmation and any assignment and delegation pursuant to Section 14(a) of this Confirmation.

10. TERMINATION PROVISIONS:

                                       (a) Sections 5(a)(v), 5(a)(vi),
                                       5(a)(vii), 5(a)(viii), and 5(b)(iv) shall not apply to GS&Co.

                                       (b) "SPECIFIED TRANSACTION" will have the meaning specified in Section 14 of the Agreement, except that it will also include any forward transactions in securities and any margin loan or extension of credit by GS&Co. to Counterparty.

                                       (c) (i) The "CROSS DEFAULT" provisions of
                                       Section 5(a)(vi) of the Agreement as
                                       amended will apply to Counterparty; and
                                       Section 5(a)(vi) of the Agreement is
                                       hereby amended by deleting in the seventh line thereof the words ", or becoming capable at such time of being declared,".

                                            (ii) "SPECIFIED INDEBTEDNESS" will
                                       have the meaning specified in Section 14 of the Agreement, except as excluded in the proviso to this definition, and shall include for the avoidance of doubt, all reimbursement obligations in respect of letters of credit or financial guaranty insurance or surety bonds issued for the account of that person; provided however, that obligations in respect of interbank deposits received by GS&Co. shall not constitute Specified Indebtedness for the purposes of clause (2) of Section 5(a)(vi) of the Agreement to the extent they are not paid when due only as the result of inadvertence or administrative error.

                                            (iii) "THRESHOLD AMOUNT" means U.S.
                                       $100,000,000 or its equivalent in another currency.

                                       (d) Each of Section 5(a)(vii)(4)(B) and
                                       Section 5(a)(vii)(7) of the Agreement is hereby amended by deleting the number "30" and replacing it with the number "90".

                                       (e) Section 5(a)(viii) of the Agreement
                                       is hereby amended by deleting the
                                       introductory paragraph in its entirety
                                       and replacing it with the following:

                                       "The party consolidates or amalgamates
                                       with, or merges with or into, or
                                       transfers all or substantially all its
                                       assets to, or reorganizes, incorporates, reincorporates, or reconstitutes into or as, another entity and, at the time of such consolidation, amalgamation, merger, transfer, reorganization, incorporation, reincorporation or reconstitution."

                                       (f) Section 5(b)(iv) of the Agreement is
                                       hereby amended by: (i) deleting in the
                                       fourth line thereof the words "another
                                       entity" and replacing them with the words
                                       "or reorganizes, incorporates,
                                       reincorporates, reconstitutes, or reforms
                                       into or as, or receives all or
                                       substantially all of the assets and/or
                                       liabilities or obligations of, another
                                       entity or X, such Specified Entity
                                       effects a recapitalization, liquidating
                                       dividend, leveraged buy-out, other
                                       similar highly-leveraged transaction,
                                       redemption of indebtedness, or stock
                                       buy-back or similar call on equity"; (ii)
                                       deleting in the fifth line thereof the
                                       words "the resulting, surviving or
                                       transferee" and replacing them with the
                                       words "X, such Specified Entity or any
                                       resulting, surviving, transferee,
                                       reorganized, reconstituted, reformed, or
                                       recapitalized"; and (iii) deleting in the
                                       seventh line thereof the words "its
                                       successor or transferee" and replacing
                                       them with the words "any resulting,
                                       surviving, transferee, reorganized,
                                       reconstituted, reformed or recapitalized
                                       entity".

                                       (g) The "CREDIT EVENT UPON MERGER"
                                       provisions of Section 5(b)(iv) as amended above will apply to Counterparty. Notwithstanding Section 5(b)(iv) of the Agreement, "Credit Event Upon Merger" means that a Designated Event (as defined below) occurs with respect to a party and such action does not constitute an event described in Section 5(a)(viii) of the Agreement but, after the occurrence of the Designated Event, the successor, surviving or transferee entity (which will be the Affected Party) has a credit rating of BB+ from Standard & Poor's Ratings Group or Ba1 from Moody's Investors Service Corporation or a lower rating from either such rating agency. For the purposes hereof, a "Designated Event" means, with respect to a party, that after the Trade Date of a
                                       Transaction:

                                       (i) the party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets (or any substantial part of the assets comprising the business conducted by that party as of the Trade Date of that Transaction) to, or receives all or substantially all the assets and obligations of, another entity;

                                       (ii) any person as defined for purposes
                                       of Section 13(d) under the Securities
                                       Exchange Act of 1934, as amended as of
                                       the Trade Date (the "Exchange Act"), or
                                       entity or group (as defined for purposes of Section 13(d) under the Exchange

                                       Act) acquires directly or indirectly the beneficial ownership (as defined for purposes of Section 13(d) under the Exchange Act) of equity securities having the power to elect a majority of the board of directors of the party; or

                                       (iii) the party enters into any agreement providing for any of the foregoing.

                                       (h) The "AUTOMATIC EARLY TERMINATION"
                                       provision of Section 6(a) will not apply to GS&Co. and will apply to Counterparty.

                                       (i) PAYMENTS ON EARLY TERMINATION. For
                                       the purpose of Section 6(e):

                                       (i) Loss will apply.

                                       (ii) The Second Method will apply.

                                       (j) "TERMINATION CURRENCY" means United
                                       States Dollars.

11.  TAX REPRESENTATIONS.              (a) PAYER REPRESENTATIONS. For purposes
                                       of Section 3(e) of the Agreement, GS&Co.
                                       and Counterparty each make the following representation:

                                       It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement, and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement, provided that it shall not be a breach of this representation where reliance is placed on Clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

                                       (b) PAYEE REPRESENTATIONS. For the
                                       purpose of Section 3(f) of the Agreement;

                                       Counterparty represents that is a
                                       corporation organized under the laws of
                                       the State of Ohio and it is not a foreign person for United States federal income tax purposes.

                                       GS&Co. represents that it is a limited
                                       partnership organized under the laws of
                                       the State of New York and it is not a
                                       foreign person for United States federal income tax purposes.

12. AGREEMENT TO DELIVER DOCUMENTS.

For the purpose of Section 4(a), each party agrees to deliver the following documents, as applicable:

(a)      Tax forms, documents, or certificates to be delivered are:

         None

(b)      Other documents to be delivered are:

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(D)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------

      Counterparty         Certified incumbency certificate or       At execution of this               Yes
                           other evidence of authority and           Agreement
                           specimen signatures with respect to
                           Counterparty and its signatories

      Counterparty         Annual Financial Statement of             Within 90 days of the              Yes
                           Counterparty                              last day of each
                                                                     calendar
                                                                     year, with
                                                                     respect to
                                                                     financial
                                                                     statements
                                                                     relating to
                                                                     such
                                                                     calendar
                                                                     year.

      Counterparty         Interim Financial Statement of            Promptly following
                           Counterparty                              demand by Party A

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(d)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------


      Counterparty         Evidence reasonably satisfactory to       At execution of this               Yes
       and GS&Co.          the other party of the signing            Agreement and
                           authority and specimen signature of       thereafter on request
                           any individual executing this
                           Agreement, any Credit Support
                           Document and any Confirmation on
                           its behalf

13.  MISCELLANEOUS.

(a)      ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

Address for notices or communications to GS&Co.:

                        Address:              85 Broad Street
                                              New York, New York 10004, U.S.A.
                        Attention:            Alexandra Antoniadis
                        Telex No.:            12-5654
                        Answerback:           GOLSAX
                        Facsimile No.:        212-902-2065
                        Telephone No.:        212-902-9509

                        Electronic Messaging
                        System Details:       None.

With a copy to:

                        Address:              85 Broad Street
                                              New York, New York  10004, U.S.A.
                        Attention:            Treasury Administration

                        Telex No.:            421344
                        Answerback:           GOLSAX
                        Facsimile No.:        212-902-3325
                        Telephone No.:        212-902-1000

                        Electronic Message
                        System Details:       None.

Address for notices or communications to Counterparty:

                           Address:           1900 Richmond Road
                                              Lyndhurst, Ohio 44124, U.S.A.

                           Attention:         Ronald P. Vargo
                           Cc:                Secretary

                           Telex No.:         None
                           Answerback:        None
                           Facsimile No.:     (216) 291-7831
                           Telephone No.:     (216) 291-7500

                           Electronic Message
                           System Details:    None.

         (b) OFFICES; MULTIBRANCH PARTIES.

         (i) The provisions of Section 10(a) will be applicable.

         (ii) For the purpose of Section 10(c):

GS&Co. is not a Multibranch Party.

Counterparty is not a Multibranch Party.

         (c) JURISDICTION. Section 13(b) of the Agreement is hereby amended by:
(i) deleting in the second line of Subparagraph (i) thereof the word "non"; and
(ii) deleting the final paragraph thereof.

         (d) NETTING OF PAYMENTS. Subparagraph (ii) of Section 2(c) of the Agreement will not apply to Transactions.

         (e) "WAIVER OF JURY TRIAL". To the extent permitted by applicable law, each party irrevocably waives any and all right to trial by jury in any legal proceeding in connection with the Agreement or any Transaction.

         (f) PROCESS AGENT. For the purpose of Section 13(c):

 GS&Co. appoints as its Process Agent: None

Counterparty appoints as its Process Agent in the Borough of Manhattan in New York City:

         Name: CT Corporation System

         Address: 111 Eighth Avenue

         Telex No.: None  Answerback: None

         Facsimile No.: None

         Telephone No.: (212) 894-8440

         (g) "Annual Financial Statements" means a certified balance sheet and income statement of such party's assets, liabilities and results of operations, certified by a public accountant of national recognition and reputation and prepared in accordance with accounting principles that are generally accepted in the United States of America, as of the end of the most recent fiscal year.

         (h) "Interim Financial Statements" means a balance sheet and income statement setting forth such party's assets, liabilities and results of operations in accordance with Regulation S-X.

14.  OTHER PROVISIONS.

         (a) TRANSFER. Section 7 of the Agreement is replaced in its entirety by the following:

GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to any affiliate (an "Assignee") of GS&Co. effective (the "Affiliate Effective Date") upon delivery to Counterparty of an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of GS&Co. under the Transaction (the "Transferred GS&Co. Obligations") and GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to a third party that has a long-term, unsubordinated debt rating of A- as rated by Standard & Poor's Ratings Group and A3 as rated by Moody's Investor Services Corporation effective (the "Third Party Effective Date") upon delivery to Counterparty of an executed Assumption by the third party of the Transferred GS&Co. Obligations under the Transaction. On the Affiliate Party Effective Date or the Third Party Effective Date, GS&Co. shall be released from all obligations and liabilities arising under or with respect to the Transferred GS&Co. Obligations, except GS&Co. will retain its rights under Section 9 of this Confirmation.

With the prior written consent of GS&Co., which shall not be unreasonably withheld, Counterparty may assign its rights and delegate its obligations under any Transaction, in whole or in multiples of not less than 100,000 Shares, to a third party effective upon delivery to GS&Co. of an Assumption of the transferred obligations of Counterparty under the Transaction ("the Transferred Counterparty Obligations"), provided that such third party (i) is not an "affiliate" (as used for purposes of Section 2(a)(11) of the Securities Act) of the Issuer and delivers to GS&Co. evidence reasonably satisfactory to it to evidence this fact, (ii) delivers to GS&Co. a number of Shares equal to the product of (a) a fraction, the numerator of which is the maximum number of Shares subject to the Transferred Counterparty Obligations and the denominator is the Number of Shares and (b) the Number of Shares, as Collateral for its obligations, which Shares shall be freely transferable to the public without any restrictions on transfer whatsoever, and grants to GS&Co. a first priority security interest in, and a first priority lien on, the Collateral and (iii) makes the same representations, warranties, covenants and agreements as Counterparty in this Confirmation, except those that relate to Rule 144 of the Securities Act, and those that relate to Sections 13 and 16 of the Exchange Act to the extent that such third party is (and remains) not subject to the reporting obligations under those Sections. Upon delivery to GS&Co. of an executed Assumption by the third party of the Transferred Counterparty Obligations under the Transaction, Counterparty shall be released from all obligations and liabilities arising under or with respect to the Transferred Counterparty Obligations, except Section 9 shall continue to apply as between Counterparty and GS&Co.

         (b) SEVERABILITY. If any term, provision, covenant, or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable portion eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will not substantially impair the respective benefits or expectations of the parties to this Confirmation ; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6, or 13 of the Agreement (or any definition or provision in Section 14 to the extent it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.

         (c) BINDING EFFECT. This Confirmation shall bind and inure to the benefit of GS&Co. and Counterparty and their respective heirs, distributees, executors, personal representatives and administrators and permitted successors and assigns."

         (d) DEFINITIONS. The definition of "law" in Section 14 of this Agreement is hereby amended by the insertion of the words "either generally or with respect to a party to this agreement" after the phrase "any relevant governmental revenue authority" and the addition of the words "Change in Tax Law," before the word "lawful" in the second line. For the purposes of this Agreement, "Contractual Currency" means United States Dollars.

         (e) DEALINGS IN THE SHARES. Counterparty hereby acknowledges and agrees that GS&Co. and its Affiliates may engage in proprietary trading for their accounts in the Shares (and related securities) and that such trading may affect the value of the Shares and the amounts payable hereunder.

         (f) DEFAULT UNDER SPECIFIED TRANSACTIONS. Section 5(a)(v)(2) of the Agreement is hereby amended by replacing the words "the last" with the word "any".

         (g) CONDITIONS PRECEDENT. The condition precedent set forth in clause
(1) of Section 2(a)(iii) of the Agreement shall not apply to payments scheduled to be made by Counterparty to GS&Co. under this Confirmation.

         (h) CONFIDENTIALITY. Each party considers its participation in each and any Transaction and the details thereof (collectively, the "Information") to constitute confidential and valuable business information. Accordingly, each party agrees to keep the Information strictly confidential and not to disclose it (or any portion thereof) to any third party except (i) with the prior written consent of the other party or (ii) pursuant to the demand, request or requirement of any law, court, regulatory or self-regulatory agency having jurisdiction over a party or pursuant to Rule 144 under the Securities Act or
Section 13(d) of the Exchange Act. In such a case, Counterparty will notify GS&Co. reasonably in advance of any requirement or pending request for the disclosure of any Information and prior to the disclosure shall take all such actions reasonably requested by GS&Co. to preserve the confidentiality of such Information.

         (i) GROSS UP. The third line of Section 2(d)(i) of the Agreement is hereby amended by the insertion before the phrase "of any relevant governmental revenue authority" of the words ", application or official interpretation" and the insertion of the words "(either generally or with respect to a party to this Agreement)" after such phrase.

         (j) MAINTAIN AUTHORIZATIONS. Section 4(b) of the Agreement is hereby amended by deleting the words "use all reasonable efforts to" from the first and third lines thereof.

         (k) REPRESENTATIONS.

                  (i) Section 3(a)(iii) of the Agreement is hereby amended by inserting the word "material" between the words "any" and "contractual" in the third line thereof.

                  (ii) Section 3(c) of the Agreement is hereby amended by deleting the words "or any of its affiliates" from the first and second lines thereof.

         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for the purpose and returning it to us by facsimile transmission to the Attention of: Equity Derivatives Documentation Department (Telecopier No. (212) 428-1980/1983).


Very truly yours,

GOLDMAN, SACHS & CO.

By:
   --------------------------
Name:
Title:


Confirmed as of the date first above written:

----------------



By:
   --------------------------
Name:
Title:

                                                                    Exhibit 3.14

                                                                    Ref:
Date:             February 10, 2000

To:               TRW Inc. ("Counterparty")

Attention:        Ronald P. Vargo, Vice President and Treasurer
                  Tel:  (216) 291-7500
                  Fax:  (216) 291-7831

From:             Goldman, Sachs & Co ("GS&Co.")
                  Tel:  (212) 902-1981
                  Fax:  (212) 428-1980
--------------------------------------------------------------------------------

Dear Sir/Madam:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and GS&Co. on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1991 ISDA Definitions (as supplemented by the 1998 Supplement, the "Swap Definitions") and in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between this Confirmation and the Agreement (as defined below) or the Definitions, the terms of this Confirmation shall govern. For purposes of the Equity Definitions, this Transaction will be deemed to be a Physically-settled Share Option Transaction with an Exercise Date equal to the Valuation Date. For purposes of Section 4.4 of the Equity Definitions, the Settlement Date will be treated as if it were a Cash Settlement Payment Date. References to "Option Entitlement" in Section 9.3(b)(i)(A) of the Equity Definitions shall be deemed to be references to a "Number of Shares". References to an "option" in Section 9.7 of the Equity Definitions shall be deemed to be references to a "forward".

         1. (a) If GS&Co. and Counterparty are parties to an executed 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Agreement"), this Confirmation supplements, forms part of, and is subject to, such executed Agreement. This Confirmation shall be read and construed as one with such Agreement and all other outstanding Confirmations between GS&Co. and Counterparty, so that all such Confirmations and such Agreement constitute a single agreement between GS&Co. and Counterparty.

         (b) If GS&Co. and Counterparty are not yet parties to a Agreement, this Confirmation (and each Confirmation in respect of each previous and subsequent Transaction between us) shall be deemed to supplement, form a part of, and be subject to (a) a single, standard form Agreement, as if such an agreement had been executed by and between GS&Co. and Counterparty without elections, changes or modifications thereto (other than as made herein), governed by and construed in accordance with the law of the State of New York, without reference to choice of law doctrine, and (b) upon due execution by GS&Co. and Counterparty, and notwithstanding clause (a) above, the Agreement that sets forth the general terms and conditions applicable to Transactions between GS&Co. and Counterparty. In addition, if the Agreement has not been executed by GS&Co. and Counterparty, this Confirmation will itself evidence a complete and binding agreement between GS&Co. and Counterparty as to the terms of this Transaction. This Confirmation, all other Confirmations between GS&Co. and Counterparty, and the applicable Agreement shall constitute a single agreement between GS&Co. and Counterparty. All provisions contained or incorporated by reference in the Agreement between GS&Co. and Counterparty shall govern this Transaction except as expressly modified below.

         2. The terms of the particular Transaction to which this Confirmation relates are as follows:

GENERAL TERMS:
--------------

         Trade Date:                   February 10, 2000

         Termination Date:             February 10, 2004 (or if not an Exchange
                                       Business Day, the next succeeding
                                       Exchange Business Day).

         Seller:                       Counterparty

         Buyer:                        GS&Co.

         Shares:                       The common stock of RF Micro Devices,
                                       Inc. (Symbol: RFMD)

         Issuer:                       RF Micro Devices, Inc.

         Number of Shares:             666,666, subject to adjustment as
                                       provided in "Sale Period" below.

         Floor Price:                  100.00% of the Agency Execution Price.

         Cap Price:                    172.75% of the Agency Execution Price.

         Final Price:                  The arithmetic mean of the Relevant
                                       Prices of the Shares on each Averaging
                                       Date.

         Prepayment Amount:            74.72% of the Agency Execution Price x
                                       the Number of Shares.

         Agency Execution Price:       The average price per share at which
                                       GS&Co. effects sales of Shares as
                                       described under "Sale Period" below.

         Prepayment Date:              The third Currency Business Day following
                                       the Last Sale Date (as defined in "Sale
                                       Period" below).

         Prepayment:                   On the Prepayment Date, GS&Co. shall pay
                                       Counterparty the Prepayment Amount in
                                       immediately available funds as payment in full for the Number of Shares to Be
                                       Delivered. GS&Co. shall have no payment
                                       or delivery obligations pursuant to this Confirmation other than the payment of the Prepayment Amount on the Prepayment
                                       Date.

         Settlement Currency:          USD

         Exchange:                     NASDAQ

         Related Exchange:             CBOE

SALE PERIOD:
------------

Between the Trade Date and the twentieth Exchange Business Day immediately following the Trade Date (the "Last Sale Date"), GS&Co. will make a good faith effort to sell the full Number of Shares. Upon the earlier of (i) the sale of the Number of Shares or (ii) the Last Sale Date, GS&Co. shall provide written notice to Counterparty of the Agency Execution Price resulting therefrom and the Prepayment Amount . GS&Co.'s calculations of the Agency Execution Price and the Prepayment Amount shall be conclusive absent manifest error. If GS&Co. does not sell the full Number of Shares by the close of the Exchange on the Last Sale Date, GS&Co. shall promptly give notice to Counterparty that the Number of Shares shall be reduced to such number as GS&Co. has sold pursuant to this paragraph.

VALUATION:
----------

         Valuation Time:               At the close of trading in respect of
                                       regular trading hours on the Exchange,
                                       without regard to extended trading hours on the Exchange, if any.

         Valuation Date:               The Termination Date

         Averaging Dates:              Each of the five Exchange Business Days
                                       commencing on, and including, February 4, 2004 to and including the Valuation Date.

         Averaging Date Market
         Disruption:                   Modified Postponement

         SETTLEMENT TERMS:             Settlement of this Transaction shall be
         -----------------             Physical Settlement.

         Physical Settlement:          On the Settlement Date, Counterparty will
                                       deliver to GS&Co. the Number of Shares to be Delivered.

         Number of Shares
         to be Delivered:              A number of Shares determined by the
                                       Calculation Agent on the Valuation Date
                                       based on the following formula:

                                       a)   if the Final Price is less than the
                                            Floor Price, a number of Shares
                                            equal to:

                                            Number of Shares

                                       b)   if the Final Price is less than or
                                            equal to the Cap Price but greater
                                            than or equal to the Floor Price, a
                                            number of Shares equal to:

                                            Floor Price   x   Number of Shares
                                            -----------
                                            Final Price

                                       and

                                       c)   if the Final Price is greater than
                                            the Cap Price, a number of Shares
                                            equal to:

                                            Final Price-(Cap Price-Floor Price)
                                            -----------------------------------X Number of Shares
                                                        Final Price

         Settlement Date:                   Three (3) Exchange Business Days
                                            after the Valuation Date.

         Failure to Deliver:                Inapplicable

         Delivery of Number
         of Shares to be Delivered:         On the Settlement Date, Counterparty
                                            shall satisfy its delivery
                                            obligation by delivering to GS&Co.
                                            the number of Pledged Shares (or
                                            other Shares acceptable to GS&Co.)
                                            equal to the Number of the Shares to
                                            be Delivered.

ADJUSTMENTS:
------------

         Method of Adjustment:              In the event of the occurrence of a
                                            Potential Adjustment Event, the
                                            Calculation Agent will determine
                                            whether such Potential Adjustment
                                            Event has a diluting or
                                            concentrative effect on the
                                            theoretical value of the Shares and,
                                            if so, will (i) make the
                                            corresponding adjustment(s), if any,
                                            to the Number of Shares, the Floor
                                            Price and the Cap Price and, in any
                                            case, any other variable relevant to
                                            the settlement or payment terms of
                                            this Transaction as the Calculation
                                            Agent determines appropriate to
                                            account for that diluting or
                                            concentrative effect and (ii)
                                            determine the effective date(s) of
                                            the adjustment(s). For the avoidance
                                            of doubt, in connection with the
                                            adjustments made pursuant to the
                                            preceding sentence, if as a result
                                            of a Potential Adjustment Event
                                            existing holders of Shares receive a
                                            distribution or dividend of
                                            securities (other than Shares) that
                                            are Marketable Securities (the
                                            "Additional Shares"), then the term
                                            "Shares" will mean a basket of
                                            Shares composed of the original
                                            Shares and the Additional Shares and
                                            this Transaction will become a Share
                                            Basket Transaction.

                                            "Marketable Securities" means equity
                                            securities that are publicly traded
                                            on a United States national
                                            securities exchange or quoted on the
                                            Nasdaq National Market.

         Dividend Adjustment:               If the Shares are subject to a cash
                                            dividend in excess of the Regular
                                            Dividend, then on the ex-dividend
                                            date for the payment of each such
                                            dividend the Calculation Agent will
                                            reduce the Floor Price and the Cap
                                            Price by the amount per Share of
                                            each such dividend in excess of the
                                            Regular Dividend. For the avoidance
                                            of doubt, if as a result of any
                                            Merger Event or Potential Adjustment
                                            Event (or any combination thereof)
                                            the Shares are adjusted to include
                                            the Shares of an issuer other than
                                            the initial Issuer or of more than
                                            one issuer (whether or not including
                                            the initial Issuer), then such
                                            adjustment shall apply with respect
                                            to any cash dividends to which the
                                            successor or additional Shares of
                                            the applicable issuer(s) are
                                            subject. "Regular Dividend" means
                                            $0.00 per share per quarter.

EXTRAORDINARY EVENTS:
---------------------

Consequences of Merger Event:

         (a)  Share-for-Share:              Cancellation and Payment: provided,
                                            however, if the New Shares are
                                            Marketable Securities, Alternative
                                            Obligation shall apply.

         (b)  Share-for-Other:              Cancellation and Payment.

         (c)  Share-for-Combined:           Cancellation and Payment; provided,
                                            however, if any portion of the
                                            consideration for the relevant
                                            shares consists of Marketable
                                            Securities (the "Marketable
                                            Securities Consideration"),
                                            Alternative Obligation shall apply
                                            to that portion of the Transaction
                                            corresponding to the Marketable
                                            Securities Consideration.

                                            Notwithstanding anything to the
                                            contrary in the Equity Definitions,
                                            the amount payable under this
                                            Transaction upon the occurrence of a
                                            Merger Event, Nationalization or
                                            Insolvency shall be calculated by
                                            the Calculation Agent in good faith
                                            in accordance with Section 9.7 of
                                            the Equity Definitions using, among
                                            other things, the factors identified
                                            in subparagraphs (i), (ii) and (iii)
                                            therein, but without the requirement
                                            of soliciting dealer quotations
                                            therefor.

                                            Notwithstanding Section 9.2(b) of
                                            the Equity Definitions, "Merger
                                            Date" means the date of closing of
                                            the Merger Event.

In connection with a Share-for-Share or Share-for-Combined Merger Event in (a) or (c) above, then to the extent the consequence of any Merger Event is Alternative Obligation, in addition to any other adjustments in respect of the Merger Event, the Calculation Agent will adjust the Floor Price and the Cap Price as follows (which adjustments, together with the other adjustments in respect of the Merger Event are intended to preserve the economic equivalent value of this Transaction to the parties):

(i) as of the Exchange Business Day immediately prior to the Announcement Date, the Calculation Agent will determine an amount (in USD) equal to the change in market value in this Transaction resulting from the substitution of Marketable Securities for the Shares; and

(ii) on the Merger Date, the Calculation Agent will adjust the Floor Price and the Cap Price by the amounts necessary, given the then remaining life of this Transaction, to achieve the change in market value determined under clause (i).

The Calculation Agent will make its determination under clause (i) using a Transaction maturity from the Exchange Business Day immediately prior to the Announcement Date to the Termination Date and will base its determination on the difference (positive or negative) between the Shares and the Marketable Securities with respect to Volatility, Dividend Paid and Stock Loan Rate. For this purpose,"Volatility" and "Stock Loan Rate" mean, respectively, the volatility and stock loan rebate rate agreed to by Counterparty and the Calculation Agent, and "Dividend Paid" means the amount determined by the Calculation Agent to have been the ordinary cash dividend amount paid per the relevant share in the calendar year ending on the Announcement Date (and, in the case of Marketable Securities, shall be zero if the Marketable Securities did not exist prior to the Merger Event). If the parties cannot agree on a Volatility or Stock Loan Rate for the Shares or Marketable Securities prior to the Merger Date, the Calculation Agent will determine the relevant amount by obtaining from each of three leading, independent broker-dealers who actively make markets in transactions similar to this Transaction a quotation for such amount and taking the arithmetic average of the three quotations. In obtaining volatility quotations, the Calculation Agent will ask the quoting dealer to provide the mid-market volatility that the dealer would have provided for this Transaction if the dealer had been asked to enter into the then remainder of this Transaction (in the case of a volatility quotation for Marketable Securities, on Marketable Securities and as otherwise adjusted for the Merger Event) on the Exchange Business Day immediately prior to the Announcement Date.

NATIONALIZATION OR
INSOLVENCY:                                 Cancellation & Payment
-----------

3.       CALCULATION AGENT:                 GS&Co.

4.       NON-RELIANCE:                      Each party represents to the other
                                            party that it is not relying on any
                                            communication (written or oral) of
                                            the other party as investment advice
                                            or as a recommendation to enter into
                                            this Transaction, it being
                                            understood that information and
                                            explanations related to the terms
                                            and conditions of this Transaction
                                            shall not be considered investment
                                            advice or a recommendation to enter
                                            into this Transaction. No
                                            communication (written or oral)
                                            received from the other party shall
                                            be deemed to be an assurance or
                                            guarantee as to the expected results
                                            of this Transaction.

5.      GOVERNING LAW:                      The laws of the State of New York
                                            (without reference to choice of law
                                            doctrine)

6.      COLLATERAL:                         On or prior to Trade Date,
                                            Counterparty will deposit and
                                            thereafter maintain with GS&Co. a
                                            number of Shares equal to the Number
                                            of Shares (such Shares or other
                                            collateral, any distributions
                                            thereon or proceeds thereof and any
                                            substitutions therefor, the "Pledged
                                            Shares" or the "Collateral").

                                            Counterparty represents that (i) it
                                            is the legal, record and beneficial
                                            owner of all Collateral free of all
                                            liens, claims,
                                            equities and encumbrances and (ii)
                                            it has the power and has obtained
                                            all of the necessary consents and
                                            approvals to grant a first priority
                                            security interest to GS&Co. in the
                                            Collateral.

                                            The Counterparty hereby grants
                                            GS&Co. a first priority security
                                            interest in, and a first priority
                                            lien on, the Collateral as
                                            collateral for its obligations under
                                            this Transaction and the Agreement.

                                            Upon any default by Counterparty
                                            (including the occurrence of an
                                            Event of Default or Termination
                                            Event under the Agreement), GS&Co.
                                            shall have all of the rights with
                                            respect to the Collateral of a
                                            secured party under the New York
                                            Uniform Commercial Code. GS&Co.
                                            shall not be liable for any loss or
                                            damages occasioned by any sale or
                                            disposal of the Collateral unless
                                            such liability results primarily
                                            from the negligence (as determined
                                            by a final and nonappealable
                                            judgment of a court of competent
                                            jurisdiction) or bad faith of GS&Co.

                                            In the absence of an Event of
                                            Default or a Termination Event or
                                            the occurrence of an event which
                                            with the passage of time could
                                            result in an Event of Default or a
                                            Termination Event, GS&Co. shall pay
                                            over, or cause to be paid over, to
                                            the Counterparty any cash dividends
                                            actually received by GS&Co. on the
                                            Shares (other than any such dividend
                                            which GS&Co. determines in its good
                                            faith discretion was not paid by the
                                            Issuer in the ordinary course of its
                                            business or otherwise constitutes an
                                            "extraordinary" dividend).

                                            Except in the case where the
                                            Collateral has been rehypothecated
                                            by GS&Co., the Counterparty shall be
                                            entitled to exercise any and all
                                            voting and other consensual rights
                                            pertaining to the Collateral or any
                                            part thereof for any purpose not
                                            inconsistent with the terms of this
                                            Transaction.

                                            Counterparty will faithfully
                                            preserve and protect GS&Co.'s
                                            security interest in the Collateral,
                                            will defend GS&Co.'s right, title,
                                            lien and security interest in and to
                                            the Collateral against the claims
                                            and demands of all persons
                                            whomsoever, and will do all such
                                            acts and things and deliver all such
                                            documents and instruments, including
                                            without limitation further pledges,
                                            assignments, financing statements
                                            and continuation statements, as
                                            GS&Co. in its sole discretion
                                            may reasonably deem necessary or
                                            advisable from time to time in order
                                            to preserve, protect and perfect
                                            such security interest or to enable
                                            GS&Co. to exercise or enforce its
                                            rights with respect to any
                                            Collateral. Counterparty hereby
                                            irrevocably appoints GS&Co. as
                                            Counterparty's attorney-in-fact for
                                            the purpose of taking any action and
                                            executing any instrument which
                                            GS&Co. may deem necessary or
                                            advisable to preserve, protect and
                                            perfect such security interest or to
                                            enable GS&Co. to exercise or enforce
                                            its rights with respect to any
                                            Collateral.

                                            Counterparty will not permit any
                                            lien, security interest, adverse
                                            claim, restrictions on transfer or
                                            other encumbrance, other than the
                                            lien and security interest
                                            Counterparty created hereby in favor
                                            of GS&Co., to exist upon any of the
                                            Collateral.

                                            Counterparty will not take any
                                            action that could in any way limit
                                            or adversely affect the ability of
                                            GS&Co. to realize upon its rights in
                                            the Collateral.

                                            Notwithstanding any limitation
                                            otherwise imposed by Section
                                            9-207(2)(e) of the New York Uniform
                                            Commercial Code, GS&Co. shall be
                                            entitled to pledge, repledge,
                                            hypothecate, rehypothecate or
                                            further assign (collectively,
                                            "rehypothecate") any Collateral
                                            delivered to GS&Co. by Counterparty
                                            pursuant to this Agreement, subject
                                            to the obligation to return such
                                            Collateral or equivalent Collateral
                                            to Counterparty' PROVIDED, HOWEVER,
                                            that no such rehypothecation may
                                            occur within 14 calendar days of the
                                            Last Sale Date; GS&Co. must use
                                            standard market documentation for
                                            the type of hypothecation involved;
                                            such documentation must provide that
                                            GS&Co. can reacquire the Collateral
                                            upon not less than three business
                                            days' notice; and GS&Co. will
                                            exercise that right upon written
                                            notice from the Counterparty.

7.      REPRESENTATIONS AND                 Counterparty represents and warrants
        AGREEMENTS OF                       to, and agrees with, GS&Co. as
        COUNTERPARTY:                       follows:

                                            Counterparty (a) has such knowledge
                                            and experience in financial and
                                            business affairs as to be capable of
                                            evaluating the merits and risks of
                                            entering into the Transaction; (b)
                                            is an "eligible swap participant" as
                                            defined in the Part 35 Regulations
                                            of the U.S. Commodity Futures
                                            Trading

                                            Commission; (c) has consulted with
                                            its own legal, financial, accounting
                                            and tax advisors in connection with
                                            the Transaction; (d) is entering
                                            into the Transaction as principal
                                            (and not as agent or in any other
                                            capacity, fiduciary or otherwise)
                                            for a bona fide business purpose in
                                            conjunction with its line of
                                            business to hedge an existing
                                            position and not for purposes of
                                            speculation; and (e) has determined
                                            that this Transaction is prudent and
                                            appropriate in light of its
                                            organizational documentation,
                                            financial situation and investment
                                            objectives and guidelines and
                                            policies.

                                            As of the date of Counterparty's
                                            most recent Schedule 13D filing with
                                            the Securities and Exchange
                                            Commission, Counterparty was the
                                            beneficial owner (as defined in Rule
                                            13d-3 under the Securities Exchange
                                            Act of 1934, as amended (the
                                            "Exchange Act")) of 15.7% of the
                                            outstanding shares of the Issuer.
                                            Counterparty is currently, and in
                                            the past has been, in compliance
                                            with its reporting obligations under
                                            Section 13(d) of the Exchange Act. A
                                            list of all such Schedule 13D
                                            filings is attached as Annex A and
                                            copies of all such filings have been
                                            provided to GS&Co. Counterparty will
                                            provide GS&Co. a draft of the
                                            amendment to its Schedule 13D which
                                            describes the Transaction and will
                                            give GS&Co. a reasonable opportunity
                                            to comment on the draft. An
                                            amendment to the Schedule 13D will
                                            be promptly filed by the
                                            Counterparty with the Securities and
                                            Exchange Commission. Counterparty
                                            will comply with its obligations in
                                            Section 14(i) of the Confirmation in
                                            connection with future filings under
                                            Section 13(d) of the Exchange Act
                                            made on or after the date of this
                                            Confirmation.

                                            Neither Counterparty nor any of its
                                            Affiliates is in possession of any
                                            non-public material information
                                            regarding the Issuer; and, during
                                            the period that GS&Co. effects sales
                                            of Shares pursuant to Section 2
                                            hereof, Counterparty will notify by
                                            telephone Alexandra Antoniadis
                                            (Telephone: (212) 902-9509) promptly
                                            upon coming into possession of any
                                            such material non-public information
                                            (such telephonic notice to be
                                            promptly confirmed in writing). In
                                            the event that Counterparty so
                                            notifies such personnel of GS&Co.
                                            during the Sale Period, GS&Co. will
                                            as promptly as practicable
                                            discontinue the sale of the Shares,
                                            and the Number of Shares will be
                                            reduced to such number as GS&Co. has
                                            sold prior to its discontinuing such
                                            sales and the date such sales are
                                            discontinued will be the Last Sale
                                            Date.

                                            Counterparty and its affiliates have
                                            not sold, or contracted to sell, any
                                            Shares (or any other security or
                                            instrument that will be subject to
                                            aggregation under Rule 144(e)) or
                                            any beneficial interest therein
                                            during the three-month period and
                                            have not sold or purchased, or
                                            contracted to sell or purchase, any
                                            Shares (or any other security or
                                            derivative security that would be
                                            subject to reporting under Section
                                            16 of the Exchange Act) or any
                                            beneficial interest therein during
                                            the six-month period ending on the
                                            date of this Confirmation, except as
                                            reported on Counterparty's Form 144
                                            and Form 4 and Form 5 filings with
                                            the SEC or as otherwise listed on
                                            Annex A. Counterparty shall comply
                                            with the reporting and other
                                            requirements of Section 16 of the
                                            Exchange Act and the rules and
                                            regulations promulgated thereunder.

                                            The Pledged Shares are not subject
                                            to any restrictions on transfer
                                            other than those arising under
                                            federal or state securities laws. No
                                            Pledged Shares are entitled to the
                                            benefits of any registration rights
                                            agreement or similar agreement
                                            except pursuant to the agreement
                                            identified in Annex B hereto (the
                                            "Registration Rights Agreement").
                                            Within the last month, Counterparty
                                            has not offered any Shares through
                                            any prospectus or other offering
                                            document. During the Sale Period,
                                            Counterparty will not exercise any
                                            of its rights under the Registration
                                            Rights Agreement in respect of any
                                            Shares or permit any Shares to be
                                            included in a registered offering
                                            without GS&Co.'s prior written
                                            consent. Assuming that the terms of
                                            the Transaction are consistent with
                                            the terms of a "Contract" as
                                            described in Section I.A. of the
                                            Goldman, Sachs & Co. (December 20,
                                            1999) interpretive letter (the
                                            "Interpretive Letter"), and based on
                                            the representation of GS&Co. below,
                                            the Shares to be delivered on
                                            Physical Settlement shall be freely
                                            transferable to the public without
                                            any restrictions whatsoever.
                                            Counterparty will not take any
                                            action so as to cause the terms of
                                            the Transaction not to comply with
                                            Section I.A. of the Interpretive
                                            Letter. Counterparty has furnished
                                            GS&Co. with copies of all
                                            agreements, contracts or instruments
                                            that relate to the Pledged Shares.

                                            The Pledged Shares are transferable
                                            by the Counterparty to the public
                                            pursuant to Rule 144 under the
                                            Securities Act. Counterparty
                                            acknowledges and agrees that (i)
                                            assuming that the terms of the
                                            Transaction are consistent with the
                                            terms of a "Contract" as described
                                            in Section I.A. of the Interpretive
                                            Letter, and based on the
                                            representation of GS&Co. below, the
                                            entering into of this Confirmation
                                            will constitute a "sale" of the
                                            Pledged Shares for purposes of Rule
                                            144, (ii) Counterparty has not taken
                                            and will not take any action that
                                            would cause such sale to exceed the
                                            volume limitation of Rule 144(e),
                                            (iii) Counterparty has not taken and
                                            will not take any action that could
                                            cause the sale pursuant to this
                                            Confirmation not to comply with Rule
                                            144, (iv) Counterparty will transmit
                                            a Form 144 for filing with the
                                            Securities and Exchange Commission
                                            simultaneously with the execution of
                                            this Confirmation and such Form 144
                                            shall be in a form reasonably
                                            acceptable to GS&Co., (v)
                                            Counterparty will deliver a
                                            representation letter to GS&Co. in a
                                            form customarily used by GS&Co.
                                            simultaneous with the execution of
                                            this Confirmation and each
                                            representation, warranty and
                                            agreement in such representation
                                            letter shall be deemed to be
                                            incorporated into this Confirmation
                                            and (vi) upon the Last Sale Date,
                                            Counterparty agrees to transmit for
                                            filing with the Securities and
                                            Exchange Commission an amendment to
                                            the previously filed Form 144 in a
                                            form reasonably acceptable to GS&Co.

                                            Counterparty is not and has not been
                                            the subject of any civil proceeding
                                            of a judicial or administrative body
                                            of competent jurisdiction that could
                                            reasonably be expected to impair
                                            Counterparty's ability to perform
                                            its obligations hereunder.

                                            Within three Business Days after any
                                            financial officer of Counterparty
                                            obtains knowledge of an Event of
                                            Default or the occurrence of any
                                            event that with the giving of
                                            notice, the lapse of time or both
                                            would be such an Event of Default,
                                            Counterparty will immediately notify
                                            GS&Co. of the occurrence of such
                                            Event of Default.

                                            Counterparty has filed or caused to
                                            be filed all material tax returns
                                            that are required to be filed by
                                            Counterparty and has paid all
                                            material taxes shown to be due and
                                            payable on said returns or on any
                                            assessment made against Counterparty
                                            or any of Counterparty's property
                                            and all other material taxes,
                                            assessments, fees, liabilities or
                                            other charges imposed on
                                            Counterparty or any of
                                            Counterparty's property by any
                                            governmental authority.

                                            Counterparty was not or will not be
                                            insolvent at the time this
                                            Transaction is consummated, and was
                                            not or will not be rendered
                                            insolvent or will not be insolvent
                                            as a result thereof. Counterparty
                                            has not engaged and will not engage
                                            in any business or transaction with
                                            GS&Co. after which the property
                                            remaining with Counterparty was or
                                            will be unreasonably small in
                                            relation to its business. At the
                                            time of any transfer to or for the
                                            benefit of GS&Co., Counterparty did
                                            not intend or will not intend to
                                            incur, and did not incur or will not
                                            incur, debts that were beyond the
                                            ability of Counterparty to pay as
                                            they mature.

                                            GS&Co. hereby represents and
                                            warrants to, and agrees with,
                                            Counterparty that the sale of Shares
                                            by GS&Co. during the Sale Period
                                            will comply with the manner of sale
                                            requirements of Rule 144(f) and (g).

8.      ACKNOWLEDGMENTS:                    The parties hereto intend for:

                                            (i) This Transaction to be a
                                            "securities contract" as defined in
                                            Section 741(7) of the Bankruptcy
                                            Code (Title 11 of the United States
                                            Code) (the "Bankruptcy Code"),
                                            qualifying for protection under
                                            Section 555 of the Bankruptcy Code;

                                            (ii) A party's right to liquidate
                                            this Transaction and to exercise any
                                            other remedies upon the occurrence
                                            of any Event of Default under the
                                            Agreement with respect to the other
                                            party to constitute a "contractual
                                            right" as defined in the Bankruptcy
                                            Code.

                                            (iii) Any cash, securities or other
                                            property provided as performance
                                            assurance, credit support or
                                            collateral with respect to this
                                            Transaction to constitute "margin
                                            payments" as defined in the
                                            Bankruptcy Code.

                                            (iv) All payments for, under or in
                                            connection with this Transaction,
                                            all payments for the Shares and the
                                            transfer of such Shares to
                                            constitute "settlement payments" as
                                            defined in the Bankruptcy Code.

9.      INDEMNIFICATION:                    Counterparty agrees to indemnify and
                                            hold harmless

                                            GS&Co., its Affiliates and its
                                            assignees and their respective
                                            directors, officers, employees,
                                            agents and controlling persons
                                            (GS&Co. and each such person being
                                            an "Indemnified Party") from and
                                            against any and all losses, claims,
                                            damages and liabilities, joint or
                                            several, to which such Indemnified
                                            Party may become subject, and
                                            relating to or arising out of any of
                                            the transactions contemplated by
                                            this Confirmation, and will
                                            reimburse any Indemnified Party for
                                            all expenses (including reasonable
                                            counsel fees and expenses) as they
                                            are incurred in connection with the
                                            investigation of, preparation for or
                                            defense or settlement of any pending
                                            or threatened claim or any action,
                                            suit or proceeding arising
                                            therefrom, whether or not such
                                            Indemnified Party is a party and
                                            whether or not such claim, action,
                                            suit or proceeding is initiated or
                                            brought by or on behalf of
                                            Counterparty. Counterparty will not
                                            be liable under the foregoing
                                            indemnification provision to the
                                            extent that any loss, claim, damage,
                                            liability or expense results
                                            primarily from the negligence (as
                                            determined by a final and
                                            nonappealable judgment of a court of
                                            competent jurisdiction) or bad faith
                                            of GS&Co. If for any reason the
                                            foregoing indemnification is
                                            unavailable to any Indemnified Party
                                            or insufficient to hold harmless any
                                            Indemnified Party, then Counterparty
                                            shall contribute, to the maximum
                                            extent permitted by law, to the
                                            amount paid or payable by the
                                            Indemnified Party as a result of
                                            such loss, claim, damage or
                                            liability. Counterparty also agrees
                                            that no Indemnified Party shall have
                                            any liability to Counterparty or any
                                            person asserting claims on behalf of
                                            or in right of Counterparty in
                                            connection with or as a result of
                                            any matter referred to in this
                                            Confirmation or the Agreement except
                                            to the extent that any losses,
                                            claims, damages, liabilities or
                                            expenses incurred by Counterparty
                                            result primarily from the negligence
                                            (as determined by a final and
                                            nonappealable judgment of a court of
                                            competent jurisdiction) or bad faith
                                            of the Indemnified Party. The
                                            provisions of this Section 9 shall
                                            survive completion of the
                                            Transaction contemplated by this
                                            Confirmation and any assignment and
                                            delegation pursuant to Section 14(a)
                                            of this Confirmation.

10. TERMINATION PROVISIONS:
                                            (a) Sections 5(a)(v), 5(a)(vi),
                                            5(a)(vii), 5(a)(viii), and 5(b)(iv)
                                            shall not apply to GS&Co.

                                            (b) "SPECIFIED TRANSACTION" will
                                            have the meaning specified in
                                            Section 14 of the Agreement, except
                                            that it will also include any
                                            forward transactions in securities
                                            and any margin loan or extension of
                                            credit by GS&Co. to Counterparty.

                                            (c) (i) The "CROSS DEFAULT"
                                            provisions of Section 5(a)(vi) of
                                            the Agreement as amended will apply
                                            to Counterparty; and Section
                                            5(a)(vi) of the Agreement is hereby
                                            amended by deleting in the seventh
                                            line thereof the words ", or
                                            becoming capable at such time of
                                            being declared,".

                                                 (ii) "SPECIFIED INDEBTEDNESS"
                                            will have the meaning specified in
                                            Section 14 of the Agreement, except
                                            as excluded in the proviso to this
                                            definition, and shall include for
                                            the avoidance of doubt, all
                                            reimbursement obligations in respect
                                            of letters of credit or financial
                                            guaranty insurance or surety bonds
                                            issued for the account of that
                                            person; provided however, that
                                            obligations in respect of interbank
                                            deposits received by GS&Co. shall
                                            not constitute Specified
                                            Indebtedness for the purposes of
                                            clause (2) of Section 5(a)(vi) of
                                            the Agreement to the extent they are
                                            not paid when due only as the result
                                            of inadvertence or administrative
                                            error.

                                                 (iii) "THRESHOLD AMOUNT" means
                                            U.S. $100,000,000 or its equivalent
                                            in another currency.

                                            (d) Each of Section 5(a)(vii)(4)(B)
                                            and Section 5(a)(vii)(7) of the
                                            Agreement is hereby amended by
                                            deleting the number "30" and
                                            replacing it with the number "90".

                                            (e) Section 5(a)(viii) of the
                                            Agreement is hereby amended by
                                            deleting the introductory paragraph
                                            in its entirety and replacing it
                                            with the following:

                                            "The party consolidates or
                                            amalgamates with, or merges with or
                                            into, or transfers all or
                                            substantially all its assets to, or
                                            reorganizes, incorporates,
                                            reincorporates, or reconstitutes
                                            into or as, another entity and, at
                                            the time of such consolidation,
                                            amalgamation, merger, transfer,
                                            reorganization, incorporation,
                                            reincorporation or reconstitution."

                                            (f) Section 5(b)(iv) of the
                                            Agreement is hereby amended by: (i)
                                            deleting in the fourth line thereof
                                            the words "another entity" and
                                            replacing them with the words "or
                                            reorganizes, incorporates,
                                            reincorporates, reconstitutes, or
                                            reforms into or as, or receives all
                                            or substantially all of the assets
                                            and/or liabilities or obligations
                                            of, another entity or X, such
                                            Specified Entity effects a
                                            recapitalization, liquidating
                                            dividend, leveraged buy-out, other
                                            similar highly-leveraged
                                            transaction, redemption of
                                            indebtedness, or stock buy-back or
                                            similar call on equity"; (ii)
                                            deleting in the fifth line thereof
                                            the words "the resulting, surviving
                                            or transferee" and replacing them
                                            with the words "X, such Specified
                                            Entity or any resulting, surviving,
                                            transferee, reorganized,
                                            reconstituted, reformed, or
                                            recapitalized"; and (iii) deleting
                                            in the seventh line thereof the
                                            words "its successor or transferee"
                                            and replacing them with the words
                                            "any resulting, surviving,
                                            transferee, reorganized,
                                            reconstituted, reformed or
                                            recapitalized entity".

                                            (g) The "CREDIT EVENT UPON MERGER"
                                            provisions of Section 5(b)(iv) as
                                            amended above will apply to
                                            Counterparty. Notwithstanding
                                            Section 5(b)(iv) of the Agreement,
                                            "Credit Event Upon Merger" means
                                            that a Designated Event (as defined
                                            below) occurs with respect to a
                                            party and such action does not
                                            constitute an event described in
                                            Section 5(a)(viii) of the Agreement
                                            but, after the occurrence of the
                                            Designated Event, the successor,
                                            surviving or transferee entity
                                            (which will be the Affected Party)
                                            has a credit rating of BB+ from
                                            Standard & Poor's Ratings Group or
                                            Ba1 from Moody's Investors Service
                                            Corporation or a lower rating from
                                            either such rating agency. For the
                                            purposes hereof, a "Designated
                                            Event" means, with respect to a
                                            party, that after the Trade Date of
                                            a Transaction:

                                            (i) the party consolidates or
                                            amalgamates with, or merges with or
                                            into, or transfers all or
                                            substantially all its assets (or any
                                            substantial part of the assets
                                            comprising the business conducted by
                                            that party as of the Trade Date of
                                            that Transaction) to, or receives
                                            all or substantially all the assets
                                            and obligations of, another entity;

                                            (ii) any person as defined for
                                            purposes of Section 13(d) under the
                                            Securities Exchange Act of 1934, as
                                            amended as of the Trade Date (the
                                            "Exchange Act"), or entity or group
                                            (as defined for purposes of Section
                                            13(d) under the Exchange

                                            Act) acquires directly or indirectly
                                            the beneficial ownership (as defined
                                            for purposes of Section 13(d) under
                                            the Exchange Act) of equity
                                            securities having the power to elect
                                            a majority of the board of directors
                                            of the party; or

                                            (iii) the party enters into any
                                            agreement providing for any of the
                                            foregoing.

                                            (h) The "AUTOMATIC EARLY
                                            TERMINATION" provision of Section
                                            6(a) will not apply to GS&Co. and
                                            will apply to Counterparty.

                                            (i) PAYMENTS ON EARLY TERMINATION.
                                            For the purpose of Section 6(e):

                                            (i) Loss will apply.

                                            (ii) The Second Method will apply.

                                            (j) "TERMINATION CURRENCY" means
                                            United States Dollars.

11.  TAX REPRESENTATIONS.
                                            (a) PAYER REPRESENTATIONS. For
                                            purposes of Section 3(e) of the
                                            Agreement, GS&Co. and Counterparty
                                            each make the following
                                            representation:

                                            It is not required by any applicable
                                            law, as modified by the practice of
                                            any relevant governmental revenue
                                            authority, of any Relevant
                                            Jurisdiction to make any deduction
                                            or withholding for or on account of
                                            any Tax from any payment (other than
                                            interest under Section 2(e),
                                            6(d)(ii) or 6(e) of the Agreement)
                                            to be made by it to the other party
                                            under the Agreement. In making this
                                            representation, it may rely on (i)
                                            the accuracy of any representations
                                            made by the other party pursuant to
                                            Section 3(f) of the Agreement, (ii)
                                            the satisfaction of the agreement
                                            contained in Section 4(a)(i) or
                                            4(a)(iii) of the Agreement and the
                                            accuracy and effectiveness of any
                                            document provided by the other party
                                            pursuant to Section 4(a)(i) or
                                            4(a)(iii) of the Agreement, and
                                            (iii) the satisfaction of the
                                            agreement of the other party
                                            contained in Section 4(d) of the
                                            Agreement, provided that it shall
                                            not be a breach of this
                                            representation where reliance is
                                            placed on Clause (ii) and the other
                                            party does not deliver a form or
                                            document under Section 4(a)(iii) by
                                            reason of material prejudice to its
                                            legal or commercial position.

                                            (b) PAYEE REPRESENTATIONS. For the
                                            purpose of Section 3(f) of the
                                            Agreement;

                                            Counterparty represents that is a
                                            corporation organized under the laws
                                            of the State of Ohio and it is not a
                                            foreign person for United States
                                            federal income tax purposes.

                                            GS&Co. represents that it is a
                                            limited partnership organized under
                                            the laws of the State of New York
                                            and it is not a foreign person for
                                            United States federal income tax
                                            purposes.

12. AGREEMENT TO DELIVER DOCUMENTS.

For the purpose of Section 4(a), each party agrees to deliver the following documents, as applicable:

(a)      Tax forms, documents, or certificates to be delivered are:

         None

(b)      Other documents to be delivered are:

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(d)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------
      Counterparty         Certified incumbency certificate or       At execution of this               Yes
                           other evidence of authority and           Agreement
                           specimen signatures with respect to
                           Counterparty and its signatories

      Counterparty         Annual Financial Statement of             Within 90 days of the              Yes
                           Counterparty                              last day of each
                                                                     calendar
                                                                     year, with
                                                                     respect to
                                                                     financial
                                                                     statements
                                                                     relating to
                                                                     such
                                                                     calendar
                                                                     year.

      Counterparty         Interim Financial Statement of            Promptly following
                           Counterparty                              demand by Party A

                                                                                                     COVERED BY
    PARTY REQUIRED TO                                                DATE BY WHICH                  SECTION 3(d)
    DELIVER DOCUMENT       FORM/DOCUMENT/CERTIFICATE                 TO BE DELIVERED               REPRESENTATION
    ----------------       -------------------------                 ---------------               --------------
      Counterparty         Evidence reasonably satisfactory to       At execution of this               Yes
       and GS&Co.          the other party of the signing            Agreement and
                           authority and specimen signature of       thereafter on request
                           any individual executing this
                           Agreement, any Credit Support
                           Document and any Confirmation on
                           its behalf

13. MISCELLANEOUS.

(a)      ADDRESSES FOR NOTICES. For the purpose of Section 12(a):

Address for notices or communications to GS&Co.:

                        Address:              85 Broad Street
                                              New York, New York 10004, U.S.A.
                        Attention:            Alexandra Antoniadis
                        Telex No.:            12-5654
                        Answerback:           GOLSAX
                        Facsimile No.:        212-902-2065
                        Telephone No.:        212-902-9509

                        Electronic Messaging
                        System Details:       None.

With a copy to:

                        Address:              85 Broad Street
                                              New York, New York  10004, U.S.A.
                        Attention:            Treasury Administration

                        Telex No.:            421344
                        Answerback:           GOLSAX
                        Facsimile No.:        212-902-3325
                        Telephone No.:        212-902-1000

                        Electronic Message
                        System Details:       None.

Address for notices or communications to Counterparty:

                        Address: 1900 Richmond Road
                                 Lyndhurst, Ohio 44124, U.S.A.

                        Attention:            Ronald P. Vargo
                        Cc:                   Secretary

                        Telex No.:            None
                        Answerback:           None
                        Facsimile No.:        (216) 291-7831
                        Telephone No.:        (216) 291-7500

                        Electronic Message
                        System Details:       None.

         (b) OFFICES; MULTIBRANCH PARTIES.

         (i) The provisions of Section 10(a) will be applicable.

         (ii) For the purpose of Section 10(c):

GS&Co. is not a Multibranch Party.

Counterparty is not a Multibranch Party.

         (c) JURISDICTION. Section 13(b) of the Agreement is hereby amended by:
(i) deleting in the second line of Subparagraph (i) thereof the word "non"; and
(ii) deleting the final paragraph thereof.

         (d) NETTING OF PAYMENTS. Subparagraph (ii) of Section 2(c) of the Agreement will not apply to Transactions.

         (e) "WAIVER OF JURY TRIAL". To the extent permitted by applicable law, each party irrevocably waives any and all right to trial by jury in any legal proceeding in connection with the Agreement or any Transaction.

         (f)      PROCESS AGENT. For the purpose of Section 13(c):

GS&Co. appoints as its Process Agent: None

Counterparty appoints as its Process Agent in the Borough of Manhattan in New York City:

         Name: CT Corporation System

         Address: 111 Eighth Avenue

         Telex No.: None  Answerback: None

         Facsimile No.: None

         Telephone No.: (212) 894-8440

         (g) "Annual Financial Statements" means a certified balance sheet and income statement of such party's assets, liabilities and results of operations, certified by a public accountant of national recognition and reputation and prepared in accordance with accounting principles that are generally accepted in the United States of America, as of the end of the most recent fiscal year.

         (h) "Interim Financial Statements" means a balance sheet and income statement setting forth such party's assets, liabilities and results of operations in accordance with Regulation S-X.



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



14. OTHER PROVISIONS.

         (a) TRANSFER. Section 7 of the Agreement is replaced in its entirety by the following:

GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to any affiliate (an "Assignee") of GS&Co. effective (the "Affiliate Effective Date") upon delivery to Counterparty of an executed acceptance and assumption by the Assignee (an "Assumption") of the transferred obligations of GS&Co. under the Transaction (the "Transferred GS&Co. Obligations") and GS&Co. may assign its rights and delegate its obligations under any Transaction, in whole or in part, to a third party that has a long-term, unsubordinated debt rating of A- as rated by Standard & Poor's Ratings Group and A3 as rated by Moody's Investor Services Corporation effective (the "Third Party Effective Date") upon delivery to Counterparty of an executed Assumption by the third party of the Transferred GS&Co. Obligations under the Transaction. On the Affiliate Party Effective Date or the Third Party Effective Date, GS&Co. shall be released from all obligations and liabilities arising under or with respect to the Transferred GS&Co. Obligations, except GS&Co. will retain its rights under Section 9 of this Confirmation.

With the prior written consent of GS&Co., which shall not be unreasonably withheld, Counterparty may assign its rights and delegate its obligations under any Transaction, in whole or in multiples of not less than 100,000 Shares, to a third party effective upon delivery to GS&Co. of an Assumption of the transferred obligations of Counterparty under the Transaction ("the Transferred Counterparty Obligations"), provided that such third party (i) is not an "affiliate" (as used for purposes of Section 2(a)(11) of the Securities Act) of the Issuer and delivers to GS&Co. evidence reasonably satisfactory to it to evidence this fact, (ii) delivers to GS&Co. a number of Shares equal to the product of (a) a fraction, the numerator of which is the maximum number of Shares subject to the Transferred Counterparty Obligations and the denominator is the Number of Shares and (b) the Number of Shares, as Collateral for its obligations, which Shares shall be freely transferable to the public without any restrictions on transfer whatsoever, and grants to GS&Co. a first priority security interest in, and a first priority lien on, the Collateral and (iii) makes the same representations, warranties, covenants and agreements as Counterparty in this Confirmation, except those that relate to Rule 144 of the Securities Act, and those that relate to Sections 13 and 16 of the Exchange Act to the extent that such third party is (and remains) not subject to the reporting obligations under those Sections. Upon delivery to GS&Co. of an executed Assumption by the third party of the Transferred Counterparty Obligations under the Transaction, Counterparty shall be released from all obligations and liabilities arising under or with respect to the Transferred Counterparty Obligations, except Section 9 shall continue to apply as between Counterparty and GS&Co.

         (b) SEVERABILITY. If any term, provision, covenant, or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable portion eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will


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

not substantially impair the respective benefits or expectations of the parties to this Confirmation ; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6, or 13 of the Agreement (or any definition or provision in Section 14 to the extent it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.

         (c) BINDING EFFECT. This Confirmation shall bind and inure to the benefit of GS&Co. and Counterparty and their respective heirs, distributees, executors, personal representatives and administrators and permitted successors and assigns."

         (d) DEFINITIONS. The definition of "law" in Section 14 of this Agreement is hereby amended by the insertion of the words "either generally or with respect to a party to this agreement" after the phrase "any relevant governmental revenue authority" and the addition of the words "Change in Tax Law," before the word "lawful" in the second line. For the purposes of this Agreement, "Contractual Currency" means United States Dollars.

         (e) DEALINGS IN THE SHARES. Counterparty hereby acknowledges and agrees that GS&Co. and its Affiliates may engage in proprietary trading for their accounts in the Shares (and related securities) and that such trading may affect the value of the Shares and the amounts payable hereunder.

         (f) DEFAULT UNDER SPECIFIED TRANSACTIONS. Section 5(a)(v)(2) of the Agreement is hereby amended by replacing the words "the last" with the word "any".

         (g) CONDITIONS PRECEDENT. The condition precedent set forth in clause
(1) of Section 2(a)(iii) of the Agreement shall not apply to payments scheduled to be made by Counterparty to GS&Co. under this Confirmation.

         (h) CONFIDENTIALITY. Each party considers its participation in each and any Transaction and the details thereof (collectively, the "Information") to constitute confidential and valuable business information. Accordingly, each party agrees to keep the Information strictly confidential and not to disclose it (or any portion thereof) to any third party except (i) with the prior written consent of the other party or (ii) pursuant to the demand, request or requirement of any law, court, regulatory or self-regulatory agency having jurisdiction over a party or pursuant to Rule 144 under the Securities Act or
Section 13(d) of the Exchange Act. In such a case, Counterparty will notify GS&Co. reasonably in advance of any requirement or pending request for the disclosure of any Information and prior to the disclosure shall take all such actions reasonably requested by GS&Co. to preserve the confidentiality of such Information.

         (i) GROSS UP. The third line of Section 2(d)(i) of the Agreement is hereby amended by the insertion before the phrase "of any relevant governmental revenue authority" of the words ", application or official interpretation" and the insertion of the words "(either generally or with respect to a party to this Agreement)" after such phrase.

         (j) MAINTAIN AUTHORIZATIONS. Section 4(b) of the Agreement is hereby amended by deleting the words "use all reasonable efforts to" from the first and third lines thereof.


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

         (k) REPRESENTATIONS.

                  (i) Section 3(a)(iii) of the Agreement is hereby amended by inserting the word "material" between the words "any" and "contractual" in the third line thereof.

                  (ii) Section 3(c) of the Agreement is hereby amended by deleting the words "or any of its affiliates" from the first and second lines thereof.



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



         Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for the purpose and returning it to us by facsimile transmission to the Attention of: Equity Derivatives Documentation Department (Telecopier No. (212) 428-1980/1983).


Very truly yours,

GOLDMAN, SACHS & CO.

By:
   ------------------------
Name:
Title:


Confirmed as of the date first above written:

----------------



By:
   ------------------------
Name:
Title:






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